SAMSONITE CORP

P.E.
1-31-06

ARS

B

For nearly a century, Samsonite has been a world leader in the development of innovative, high-quality solutions for travel. From the roaring twenties, throughout the Depression era, to the rise of the jet age and beyond, the Company has demonstrated a consistent ability to perceive and adapt to the dynamic needs of travelers. As a result, Samsonite products have literally transformed the travel industry, and the Samsonite brand has become the preeminent choice for people on the move. Today, Samsonite is embarking on a new era in its history, marked by the launch of several luxury product collections under its new premium Samsonite Black Label line. Combining superior materials and exceptional workmanship with impeccable style, these new products underscore Samsonite's enduring commitment to serving the discriminating global traveler.








SAMSON LUGGAGE

1910
Samsonite's journey begins when founder Jesse Shwayder sets out to fulfill his vision of creating innovative, high-quality luggage.

1920
Introduced the first affordable, coordinated luggage.

1930
Used national magazine advertising for the first time.







1950

The jet age brought about the launch of the first lightweight suitcase, Ultralite.

1960

The Classic Attaché is created for a new generation of executives.

1970 - Today

The journey continues, as Samsonite fortifies and promotes its upscale image through bold new designs and coherent marketing and distribution strategies.

As the Company moves ahead, there has never been a better time to operate in the travel solutions industry. New world markets are opening, prompting consumers to travel more frequently than ever before and spurring demand for durable, fashionable and well-designed travel gear. As a global leader and one of the most well-recognized brands in the world across all categories, Samsonite is leading the way. Over the years, the Company has built and nurtured a powerful portfolio of owned and licensed brands, which encompasses time-honored names like Samsonite®, American Tourister®, Lacoste® and Timberland®, as well as, more recently, the new Samsonite® Black Label premium line. Together, these brands deliver a vast assortment of lifestyle products that include luggage, travel bags and accessories, business and laptop cases, handbags, footwear, small leather goods and outdoor products. While each of these brands is carefully positioned to target the needs of a specific customer segment – at different price-value levels – all of them reflect the unique mix of style, reliability and uncompromising quality that embody the Samsonite name.

For the Fiscal Year	2004	2005	**2006**
Sales *(in thousands)*	$ 776,451	902,896	**966,886**
Adjusted EBITDA *(in thousands)*	$ 91,024	101,423	**121,444**
Gross Profit *(%)*	44.8%	46.2%	**48.7%**
Total Debt	$ 333,677	354,346	**307,228**
Debt, Net of Cash *(in thousands)*	$ 304,153	297,968	**221,780**
Interest Expense *(in thousands)*	$ 43,528	35,206	**30,496**
Net Loss Per Share	$ (0.23)	(0.10)	**(0.01)**


$1,000
800
600
400
200
0
2004
2005
2006
Sales
(in millions)


$400
300
200
100
0
2004
2005
2006
Debt, Net of Cash
(in millions)


$150
120
90
60
30
0
2004
2005
2006
Adjusted EBITDA[1]
(in millions)


$50
40
30
20
10
0
2004
2005
2006
Interest Expense
(in millions)


50%
40
30
20
10
0
2004
2005
2006
Gross Profit %
(percent)


0
-0.05
-0.10
-0.15
-0.20
$-0.25
2004
2005
2006
Net Loss Per Share
(in dollars)


$400
300
200
100
0
2004
2005
2006
Total Debt
(in millions)

(1) See page 70 for reconciliation of net income (loss) to Adjusted EBITDA

Letter from the CEO

Dear Stakeholders:

The dictionary defines the word journey as the progress from one stage to another. For Samsonite, fiscal year 2006 was precisely that – an intense, fast-paced and highly rewarding passage, during which our Company made marked progress in executing the five-year strategic plan we introduced two years ago. Our strategic plan is based on three tenets:

- Grow sales by reinforcing Samsonite's positioning as an elite, lifestyle brand; by improving our product assortment and fueling our brand support activities; by developing a new, premium, retail platform and expanding our geographic reach in new high growth markets.
- Generate gross margin growth by offering our customers new, technically superior, and appealing products that command higher profit margins; by working to leverage economies of scale, generate efficiencies and reduce our fixed costs.
- Improve our cash flow generation by aggressively reducing working assets and by decomplexing our business and streamlining our product lines.

In fiscal 2006, we advanced on all of these fronts, and we delivered strong bottom line performance, just as I assured our stakeholders we would last year. At that time, I said that I expected them to see the first results of our strategic plan within a short time. Four quarters later, our sales and margins are up, and working capital is significantly lower. As a result, our adjusted EBITDA has risen to $121.4 million, an increase of 20 percent compared with fiscal 2005 and the resulting strong cash flow enabled us to reduce our debt net of cash position by $76 million during the year.

Transform Samsonite into a leading lifestyle brand

The credit for these accomplishments belongs to Samsonite's employees, whose dedication and hard work are the driving force behind our Company's success. In the balance of this letter, I'd like to highlight some of our team's fiscal 2006 accomplishments and outline our plans for the future.

Sales Growth

During fiscal 2006, we generated sales of $966.9 million, a 7 percent increase compared with $902.9 million in fiscal 2005. This growth reflects solid performance in all of our geographic segments, with sales rising 3 percent in Europe, 6 percent in North America, 29 percent in Asia and 16 percent in Latin America. This general growth is the outcome of our concerted efforts to position Samsonite as an upscale lifestyle brand by expanding, enhancing and promoting our product assortment.



Marcello Bottoli

For example, we unveiled several compelling new products and collections under both Samsonite Black Label, our premium luxury line, and our traditional Samsonite brand, which we market through mid- to high-end specialty shops and department stores. We also gained leverage through our American Tourister® brand, which targets mass merchant, hypermarket and discount stores, particularly in Europe and Asia, where combined fiscal 2006 sales increased 58% percent compared with fiscal 2005. Meanwhile, we continued to drive the growth of our licensing business. Our new line of Lacoste® branded casual bags and handbags posted strong performance, with European sales alone rising 64 percent compared with fiscal 2005. We also enhanced our licensing program by forging a new agreement with The Timberland Company, which will strengthen our brand portfolio and expand our reach into the casual and outdoor markets.

We promoted our new positioning and products by allocating greater funds to advertising and promotional activities, spending $70.8 million on these initiatives in fiscal 2006, compared with $57.2 the prior year. These funds backed the launch of a new global communications campaign, which relies on personal testimonials from well-known celebrities to elevate the image of our brand.

We rounded out these efforts by developing a new, three-tiered retail platform that will ensure we market our products through image-appropriate channels. Our distribution tiers include a new store concept for our exclusive Samsonite Black Label products; a new store format for our traditional Samsonite products; and factory outlet stores where we will continue to distribute discontinued and value-priced lines. We have already started to execute this retail plan, opening our first Samsonite Black Label store in Brussels in November 2005. We have preliminary plans to open a significant number of new stores in fiscal 2007, including both traditional Samsonite locations and Samsonite Black

We measure our progress in reducing working capital by a metric we refer to as Working Capital Efficiency, a percentage calculated as the sum of the rolling 13-month average of accounts receivable and inventory less accounts payable, divided by our last 12-month sales.

Label stores in prestigious shopping districts within major world cities like New York, San Francisco, Berlin, London, Singapore and Tokyo.

We also continued to promote our products, directly or through existing and new partnerships, in high growth emerging markets where demand for travel products is buoyant. As an example, in fiscal 2006 we began direct distribution in Japan where I am confident that our entry into this promising market will produce favorable results in the coming years.

We capped these initiatives by paving the way to establish a new executive office in London – a vibrant and energetic city that is a hotbed of creative inspiration and fashion influence. This decision reinforces our commitment to revitalizing the Samsonite brand through a more centralized global business structure.

Gross Margin Growth

Our aggressive development of new, high-margin product lines was an important factor in fueling our gross margins, which rose to 48.7 percent in fiscal 2006 from 46.2 percent in the prior year. We further accelerated the pace of this growth by implementing selective price increases for our existing products throughout the year. We also continued to streamline the number of contract manufacturers with whom we work, and we trimmed our fixed expenses by standardizing the parts and processes we use for manufacturing, and decreasing our raw material costs. In addition to these efforts, we sold a French plant that fell below our strict efficiency standards. In conjunction with this transaction, we took restructuring and impairment charges of $16.6 million, and we entered a two-year product purchase agreement with the plant's acquirer. This transaction will result in immediate and long-term margin improvement in our European operations.

Cash Flow Generation

Beyond cash flow generated by operational performance, we continue to make great progress in decomplexing our business and reducing our working capital. In fiscal 2005, we set out to decrease our number of core line SKUs by 25 percent, and I am pleased to say that we accomplished this goal, which is, however, only an interim step towards a simpler, more streamlined business model. We also intensified our efforts to collect receivables according to established terms, significantly improving our account standings. We complemented these measures by extending our vendor payment terms to align with the terms we offer to our customers. As a result of these and other initiatives, we reduced our working capital efficiency metric to 16.6 percent at January 31, 2006, compared to 19.6 percent at the end of fiscal 2005. All these efforts resulted in a substantially improved financial standing for our company with net debt at its lowest in years.

Continuing the Journey

As Samsonite enters fiscal 2006, we embark on the third year of executing our strategic plan. We recognize that our ongoing progress will likely bring with it the challenges that typically accompany growth and transformation. However, we are confident that we can continue to excel. Our confidence is backed by Samsonite's impressive credentials. We are the industry's global market share leader, and we enjoy exceptional brand recognition and a premium image around the world, from the U.S. to Europe, from Asia



Samsonite Management Board

Pacific to Latin America. Moreover, we are the only company in our industry that is truly diversified, with a portfolio of highly respected, complementary brands that deliver an extensive assortment of products to a wide range of consumer segments throughout the world.

As we continue our corporate journey, we plan to introduce new, exciting product innovations; heighten consumer recognition of Samsonite Black Label as a fashion and quality leader; extend our marketing and public relations campaigns; and continue to exercise prudent financial discipline. In the process, we intend to firmly establish Samsonite as one of the most highly regarded premium lifestyle, travel brands in the world and continue to reward you – our valued stakeholders – for your support.

Sincerely,

Marcello Bottoli

President and CEO

At Samsonite, we have always believed that luggage is more than just a necessity. Rather, it is a symbol of personal taste and style, an extension of one's personality – one that reflects the unique experiences of the individual who carries it. Since our inception nearly a century ago, we have demonstrated this belief by consistently creating products that are not only durable, but also smartly designed. Over the years, this commitment has put Samsonite on the forefront of both fashion and innovation within our industry – a position that we leverage and fuel by regularly creating new concepts for consumers.

Today, Samsonite is extending its tradition of uniting function and fashion by developing a range of sophisticated products that suit the exacting demands of discerning travelers. To this end, we have forged exciting new partnerships with renowned designers, style influencers and travel experts around the world. Drawing on these partnerships, we are expanding the product offerings of our premium brand, Samsonite Black Label, which targets the top 20 percent of consumers worldwide. Our exclusive Black Label products incorporate leading-edge designs, superior materials and thoughtful details to create the ultimate in luxury luggage collections and travel accessories. We are marketing these upscale products through premier shopping environments where consumers can be assured of the attentive personal service, comfortable atmosphere and extensive product selection they expect.



Signat

Premium Product Collections

Samsonite is committed to making the experience of buying travel products as expressive as fashion and luxury items, reflecting one's personal taste and style. In 2005, we advanced this goal by appointing internationally renowned designer, Quentin Mackay, as Samsonite's Global Creative Director. Tapping a wealth of experience in the fashion and leather goods industries, Mackay is melding the superior quality and reliability of Samsonite, with advanced design technology and his own distinctive style. In the process, he is creating original product collections that embody luxury, evoke emotion and meet the dynamic demands of the present-day traveler. Some of these new products include:

Pro-DLX – An exclusive collection of business essentials for the road warrior.

Vintage – Combining timeless elegance with a modern twist, the Vintage collection recalls the glamorous era of the 1930s and 1940s when travel was an indulgence.

X'Lite - The lightest, strongest Samsonite ever, X'Lite utilizes a uniquely innovative composite material that combines ultra-light weight and high-impact strength.

Signat® Attaché – Inspired by the sleek look of our original attaché case, but tailored for the needs of today's female jet setter, our new Signat is an artfully updated classic.

In the coming months, Mackay and his design team will focus on accelerating Samsonite's evolution into a comprehensive lifestyle brand by introducing a continuous flow of relevant products that reflect the diverse travel and lifestyle requirements of a variety of consumer segments.



Pro-DLX


Samsonite






Richard Branson, Chairman of Virgin
and inspired world traveler.


Some say you must never look back.










PRIORITY

Marc Newson

Samsonite's intense commitment to innovation has galvanized us to cultivate relationships with some of the world's most sought-after fashion and industrial designers, as well as today's leading trendsetters, to create exciting products that appeal to today's travelers.

In 2005, we collaborated with Marc Newson to create the highly successful new Scope collection. Voted one of the "100 most influential people" of 2005 by *Time* magazine, Newson is an exceptionally accomplished designer, and the Scope products exemplify his talent, blending futuristic material technology with a palette of bold colors.

We also partnered with British fashion designer, Matthew Williamson, whose unique use of color and careful attention to feminine tastes have won him a host of celebrity fans. Williamson teamed with Samsonite's Quentin Mackay to revamp the iconic Signat attaché case. Retaining the retro exterior of this 1960s classic, the two transformed the interior into a kaleidoscope of psychedelic color. The result is the Matthew Williamson Limited Edition Signat. Available exclusively in fine boutiques worldwide this Spring, and already labeled by the fashion press as one of the season's "must have" products, Matthew Williamson Limited Edition Signat was launched during New York's Fashion Week.



Signat by MATTHEW WILLIAMSON
Special 1965 Re-Edition for
Samsonite
BLACK LABEL

Quentin Mackay (left) and Matthew Williamson (right)


Samsonite

Locations in: Berlin, Brussels, Kuwait City, London (New Bond Street, Sloane Street, Harrods), Milan, Moscow, Mumbai, Seoul

Opening soon in: Boston, New York, San Francisco, Tokyo



Samsonite's new products have been carefully designed to engage the senses of today's consumers. In fiscal 2006, we developed a groundbreaking new retail concept that will follow suit, by offering exclusive shopping environments which reinforce our brand's premium image and make our products readily accessible in prestigious shopping locations throughout the world. Bearing the Samsonite Black Label name, our new retail stores feature a contemporary, designer look that precisely complements the "personalities" of our new collections, while incorporating the unique local flavor of each particular location.

We created the Black Label store concept with the goals of supporting the premium positioning of our brand and providing us with a flexible platform to expand and evolve our product assortment. Black Label stores will showcase the best of Samsonite's products in every category, including items and accessories for travel, business and outdoor use, shoes and small leather goods. To ensure that our Black Label stores offer the ultimate in customer satisfaction, we have developed a modular store layout that utilizes attractive displays, enables easy product navigation, and projects a sense of elegance and comfort. This retail design will also be scaled down, to alternative locations, including airports and smaller retail spaces.

Our first Black Label store opened to widespread consumer acclaim in Brussels in November of 2005. Designed by leading French designer Nicolas Guillot and his architectural firm G+a, this flagship location offers an inviting atmosphere that aptly conveys Samsonite's historical expertise in travel. In fiscal 2007, we will follow this success by opening locations in leading world cities including Berlin, Boston, Brussels, Kuwait City, London, Milan, Moscow, Mumbai, New York, San Francisco, Seoul, Tokyo and other main fashion capitals around the world.


VINTAGE
Stylish
On the move

The perfect complement to Samsonite's Black Label retail store concept is our dynamic new Black Label web site. Launched in March 2006, this interactive sales venue was developed to reflect the modern, upscale atmosphere of our Black Label stores, and correlates with the messages of our new advertising campaign. As a result, the Black Label web site offers yet another way for today's mobile consumers to shop and buy Samsonite merchandise, while enjoying a rich brand experience. Visitors to the site can access in-depth reviews of our exclusive line of Black Label products, get a glimpse into the personal travel lives of our celebrities, while shopping for their travel needs in complete convenience.

The Vintage Collection

Nostalgic for the days when travel was all about glamour, the Vintage Collection was created to make traveling an event again. It gives new meaning to old beauty with modern twists on travel trunks and wardrobe cases. Each piece is lush with vintage detailing like leather and hardware accents, sophisticated color palettes, and opulent interiors with organized space for transporting newfound baubles and treasures. Satin lining will cushion your essentials (and non essentials).



- Mini Bag
- Beauty Case
- 16" Duffel Bag
- 26" Duffel on Wheels
- 20" Duffel Bag
- 22" Spinner Upright
- 26" Spinner Upright
- 31" Spinner Upright
- 22" Hardside Spinner Upright
- 26" Hardside Spinner Upright
- 31" Hardside Spinner Upright
- 34" Hardside Spinner Upright
- 34" Hardside Spinner Trunk

> Click for details



Mini Bag

Product: G00XXX029 | Dimensions 11.5 X 10 X 6.5

Description | Features

This versatile Mini bag makes what seems ordinary about the everyday a bit more glamorous. It has a classically-designed key lock to keep valuables safe and a shoulder strap so you're comfortable while on-the-move. The bag is organized with makeup and toiletry pouches, removable mirror, mobile phone pocket, key holder and removable address tag. The bag includes a removable Smart Sleeve for attaching to other luggage.

Price: **$ 200.00**

Select color **Quantity**

Tuscan/Natural ▼ 1 ▼

> Add to bag U.S. Only



> Zoom In



◄ BACK TO PRODUCT LIST

Samsonite®

A Proud Tradition Since 1910



Samsonite



Samsonite has a proud tradition of fulfilling the requirements of middle- to upper-income consumers by developing innovative travel products that provide high quality at affordable prices. Over the years, our focus on this market has enabled Samsonite to establish a solid reputation for reliability, building a large and loyal consumer following. We are committed to continuing to cater to the moderate market, and in fiscal 2006, we underscored this by unveiling several new lines under the Samsonite brand. These include:

- **X-ion**™ - an appealing mid-priced line that features Samsonite's Spinner wheeling technology
- **Sahora® Brights** - a unique new product selection that combines ultra-light materials with exciting designs and bold colors
- **Aeris** - a hardside case crafted of highly durable polypropylene
- **Laptop Pillow Computer Case** - incorporating extra padding for laptop protection
- **S+** - a line of rugged, high-performance backpacks

All of these product lines have enjoyed great success worldwide. *Going forward, in fiscal 2007, we plan to* introduce a number of new, exciting product lines under the Samsonite brand name. We also plan to launch a new monobrand Samsonite retail concept, catering to the moderate market, with numerous locations planned for opening in high traffic, commercial locations and malls around the world.



X'ion



Laptop Pillow



Freeminder



Sahora Brights



Aeris



S+FX



Hommage

AMERICAN TOURISTER®

The Smart Choice

American Tourister is one of the most recognized names in the U.S., with 85 percent consumer brand awareness. The brand resonates with consumers around the world as a symbol of exceptional durability and quality.

American Tourister's story began in 1933, when founder Sol Koffler set out to build a tough suitcase that could sell for a dollar. His resounding success in this effort spawned a company credited with decades of innovation, and it precipitated what was to be a rich and rewarding history. An integral part of that history is the successful American Tourister Gorilla, which was created in conjunction with the brand's national TV advertising campaign in the 1970s and conveyed the brand's ability to withstand the rigors of travel. The campaign ran for 15 years, and is still regarded as one of the most memorable advertising campaigns ever aired.


PERFECTION!
LIGHTER · SMARTER · ROOMIER · STRONGER
and NOW at NEW LOW PRICES!
TRI-TAPER
Take my tip.....
Look at the NEW
American Tourister Hi-Taper
AMERICAN TOURISTER
American Tourister is beautiful under pressure.




American Tourister.
American Tourister
Luggage

In fiscal 2005, we decided to expand American Tourister's horizons by introducing the brand in our European and Asian markets, where it has been enthusiastically embraced by both the trade and consumers. Now a truly global brand, American Tourister continues to lead the way in delivering quality travel products to the value-conscious consumer worldwide.







LACOSTE

Samsonite and Lacoste share a proud heritage of developing products that are prized for their exceptional quality and distinctive style. As a result, both companies have built powerful global brands, making them a natural and complementary team. In 2000, Lacoste selected Samsonite as its partner of choice for their leathergoods and travel collections. The Lacoste clothing story began in 1933, when tennis champ René Lacoste launched a line of sportswear emblazoned with a crocodile logo – a symbol that paid tribute to his own "crocodile-like" tenacity on the court. The Lacoste line was well-received, and the crocodile quickly became a sought-after symbol of fashionable, high-performance sportswear among upscale consumers. Over the years, the brand's popularity escalated, and by 2005, more than 40 million Lacoste-branded items were sold each year in more than 100 countries. Samsonite's collection of Lacoste-branded products includes a highly successful line of handbags and casual bags, enjoying tremendous growth since the inception.

Global Licensing Division

The mission of Samsonite's Global Licensing Division is to cultivate brand partnerships with prestigious global, upscale brands which serve a wide array of consumer segments and are true leaders in their own markets, like Lacoste and Timberland.





Timberland

Like Samsonite, Timberland has a reputation for durability, craftsmanship and attention to detail – values that form the basis of a promising new partnership between the two companies. Timberland founder Nathan Swartz started his boot making career in 1918, learning how to craft fine leather boots by cutting leather, stitching seams and attaching soles by hand. In 1952, he began purchasing the company that would become Timberland. When the Swartz family introduced the famous Timberland waterproof boot in 1973, it was so successful that the company adopted the name. Since then, Timberland has grown dramatically, and today it is a global leader in the design, engineering and marketing of premium-quality footwear, apparel and accessories. Under an exclusive licensing agreement forged in late fiscal 2006, Samsonite is designing an integrated collection of Timberland packs, duffels, travel gear, travel accessories, and wheeled luggage. Scheduled for launch in the Fall of 2006, this new line will leverage Timberland's outdoor heritage to deliver valuable performance benefits to consumers, making products that are lightweight, shock absorbent, and weather resistant.



Selected Financial Data	25
Management's Discussion and Analysis of Financial Condition and Results of Operations	26
Report of Independent Registered Public Accounting Firm	40
Consolidated Balance Sheets	41
Consolidated Statements of Operations	42
Consolidated Statements of Stockholders' Equity (Deficit) and Comprehensive Income (Loss)	43
Consolidated Statements of Cash Flows	44
Notes to Consolidated Financial Statements	45
Samsonite Corporation Directors and Executives	68
Market for Registrant's Common Equity and Related Stockholder Matters	69
Reconciliation of Net Income (Loss) to Common Stockholders to Adjusted EBITDA	70

Selected Financial Data

The selected historical consolidated financial information presented below is derived from our audited consolidated financial statements and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and related notes thereto included elsewhere herein.

	Year ended January 31,				
	2006	2005	2004	2003	2002
		(restated)*	(restated)*	(restated)*	
		(in thousands, except per share amounts)			
Statement of Operations Data					
Net Sales	**$966,886**	902,896	776,451	752,402	743,082
Gross Profit	**$470,381**	417,014	347,907	321,294	299,282
Gross Margin Percentage	**48.7%**	46.2%	44.8%	42.7%	40.3%
Operating Income	**$ 73,035**	65,735	67,690	68,739	20,767
Net Income (Loss)	**$ 13,321**	(9,698)	2,751	(2,455)	(33,554)
Preferred Stock Dividends and Accretion of Preferred Stock Discount	**$ (14,831)**	(13,683)	(31,055)	(42,837)	(37,505)
Net Loss to Common Stockholders	**$ (1,510)**	(23,381)	(28,304)	(45,292)	(71,059)
Weighted Average Common Shares Outstanding—Basic and Diluted	**226,587**	224,764	122,842	19,863	19,809
Loss per Common Share—Basic and Diluted	**$ (0.01)**	(0.10)	(0.23)	(2.28)	(3.59)
Balance Sheet Data (as of end of period)					
Cash and Cash Equivalents	**$ 85,448**	56,378	29,524	22,705	69,390
Property, Plant and Equipment, Net	**$ 89,100**	98,810	114,471	112,895	113,317
Total Assets	**$567,251**	563,083	501,888	493,664	529,864
Long-Term Obligations (including Current Installments)	**$297,832**	338,841	327,567	423,155	472,373
Stockholders' Deficit	**$ (51,213)**	(56,342)	(29,385)	(470,447)	(401,399)
Cash Dividend Declared per Common Share	**$ —**	—	—	—	—

**The Company has restated its consolidated financial statements for its fiscal years ended January 31, 2005, 2004 and 2003 to correct an error in computing its deferred tax asset valuation allowance. See Note 2 to the consolidated financial statements included elsewhere herein.*

The Company has implemented various restructuring plans and incurred restructuring charges in each of its fiscal years 2002 through 2006, which may affect the comparability of the selected historical consolidated financial information presented above, and the comparability of such information to future years' financial information. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further discussion of the fiscal 2006, 2005 and 2004 restructurings.

Certain reclassifications have been made to the consolidated financial statements for the years ended January 31, 2005, 2004, 2003 and 2002 to conform to the January 31, 2006 presentation. See Note 1 to the consolidated financial statements contained elsewhere herein.

Management's Discussion and Analysis of Financial Condition and Results of Operations

This discussion summarizes the significant factors and events affecting results of operations and the financial condition of the Company for each of the years in the three years ended January 31, 2006, 2005 and 2004 and should be read in conjunction with the selected financial data, the consolidated financial statements of the Company and included elsewhere herein. References to a fiscal year denote the calendar year in which the fiscal year ended; for example, "fiscal 2006" refers to the 12 months ended January 31, 2006 (or December 31, 2005 in the case of foreign operations). The Company's operations consist primarily of the design, manufacture and distribution of luggage, as well as business, computer, outdoor and casual bags. We sell our products under a number of brand names, primarily *Samsonite®* and *American Tourister®*, and licensed brand names including *Lacoste®*. The Company also licenses its brand names and is involved with the design and sale of footwear. The discussion is organized under the following headings: Restatement of Financial Statements, Executive Overview, Results of Operations, Liquidity and Capital Resources, Off-Balance Sheet Financing and Other Matters, Critical Accounting Policies and New Accounting Standards.

Restatement of Financial Statements

As discussed in Note 2 to the accompanying consolidated financial statements, we have restated our consolidated financial statements as of and for the fiscal years ended January 31, 2005 and 2004 and other related financial data presented in Management's Discussion and Analysis of Financial Condition and Results of Operations to correct an error related to deferred income tax expense and net deferred income tax assets.

Executive Overview

The Company had significantly improved results for fiscal 2006 compared to the prior year. The Company believes these results were achieved as a result of progress made in executing its strategic plan and improved economic conditions affecting travel activities in many regions of the world.

The Company's business plan involves the following strategies:

- Increasing sales by positioning Samsonite as an elite, lifestyle brand by improving product assortment, acquiring complementary brands, expanding geographically, and maintaining investment levels in high-impact promotional activities.
- Increasing gross profit margins by assuring that new product introductions carry higher margins than the products they are replacing, expanding Samsonite's presence in the higher price-point and higher margin luxury segment of the market, making price increases where possible, and leveraging economies of scale in our supply chain to generate efficiencies and lower fixed costs.
- Controlling and requalifying SG&A expenses from non-sales generating expenses in general and administrative cost to growth generative investments in brand support and promotion and retail expansion.
- Improving cash flow through enhancements in operational performance and a reduction in working capital levels achieved by streamlining product lines, optimizing inventory levels and aggressively managing customer credit and vendor payment terms.

Consolidated revenues for the year ended January 31, 2006 increased to $966.9 million from $902.9 million in the prior year, an increase of $64.0 million or 7.1%. The increase in sales primarily resulted from improved worldwide travel activities. The sales increase was also driven by increased spending on brand and product support, with global sales and advertising spending increasing from $57.2 million in the prior year to $70.8 million in fiscal 2006. New product lines and product innovation also fueled sales growth, most notably the Lacoste casual bag line and the popular Spinner four-wheel system incorporated into many of our best product lines. Economies in Asia, the United States and Latin America were very strong with high consumer confidence and spending levels on business and pleasure travel. Growth in our large European sales has slowed from historic levels as many economies in Western Europe were affected in fiscal 2006 by high unemployment and lower consumer spending levels. European consumer preferences are also trending toward softside luggage and casual bags versus hardside luggage. The Company's direct retail sales in the United States that are predominantly through factory outlet stores were adversely affected by a general slowdown in the factory outlet mall business we believe was the result primarily of higher gasoline prices, although retail operating margins were better.

Operating income increased from $65.7 million in fiscal 2005 to $73.0 million in fiscal 2006. Execution of the strategic plan to improve margins resulted in a 250 basis point increase in gross profit margins from 46.2% in the prior year to 48.7% in fiscal 2006. Consolidated gross profit was $470.4 million in fiscal 2006 compared to $417.0 million in the prior year. Operating income for the current fiscal year is after deduction for restructuring charges and expenses of $11.2 million and asset impairment charges of $5.4 million. These charges relate primarily to the disposal of a manufacturing plant in France. Selling, general and administrative expenses were higher than the prior year by $39.7 million, an increase of 11.6%. The increase is due primarily to increased advertising and promotion expenses of $13.6 million, expenses related to implementation of a new ERP (Enterprise Resource Planning) system of $6.1 million, an increase in stock and deferred compensation expense of $1.5 million, and increased variable expenses associated with higher sales levels. The net loss to common stockholders was $1.5 million in fiscal 2006 compared to $23.4 million in the prior year.

The Company also made progress in reducing the number of SKU's (stock keeping units) associated with its core product lines, reducing the level of days outstanding for accounts receivable, and extending payment terms to suppliers. In absolute dollar terms and adjusted for translation rates from last year to this year, both inventory and receivable levels are up somewhat because of the expanded Lacoste and Black Label product lines and higher sales levels. Working capital (accounts receivable plus inventory less accounts payable) improved by approximately $30.8 million primarily because of extending vendor payment terms. At January 31, 2006, the Company had cash on hand of $85.4 million and total debt of $307.2 million. This compares to cash on hand of $56.4 million and total debt of $354.3 million at January 31, 2005. During fiscal 2006, the Company retired $30.1 million of its 8⅞% senior subordinated notes as a result of improved cash flow from operations. Availability on our revolving senior credit facility at January 31, 2006 was €22 million and $35.0 million.

The Company plans to continue execution of the above described strategic business plan and believes it has significant opportunities for future improvements to consolidated sales, margins and working capital. Key challenges the Company faces in executing its strategic plan in fiscal 2007 include the following:

- Successful expansion into the luxury luggage and casual bag market through the *Samsonite Black Label* and *Lacoste* brand names.
- Successful modification of our retail business model to operate stores under three different platforms: Samsonite Black Label, Samsonite, and Samsonite and American Tourister Factory Outlets.
- Successful execution of our direct entry into the Japan market and certain emerging markets where we are negotiating new joint ventures with existing distributors.
- Successful promotion of our European sales through more rapid product introductions and improved marketing and advertising.
- Successful improvement of supply chain logistics, including better economies of scale and further reduction of fixed manufacturing costs.

The successful execution of the Company's strategic business plan is subject to the risks and uncertainties as described under Item 1A. Risk Factors in the Company's Annual Report on Form 10-K for the year ended January 31, 2006.

Results of Operations

For purposes of this management's discussion and analysis of operations, we are analyzing our net sales and operations as follows: (i) "Europe" operations, which include European sales, manufacturing and distribution, wholesale and retail operations; (ii) the "North America" operations, which include U.S. Wholesale, U.S. Retail sales and Canada operations; (iii) "Latin America" operations, which include operations in Mexico, Brazil, Argentina and Uruguay; (iv) "Asia" operations, which include the sales, manufacturing and distribution operations in India, China, Singapore, South Korea, Japan, Taiwan and Malaysia; and (v) Other Operations which include certain licensing activities and Corporate headquarters. In May 2006, the Company opened a London office where its Chief Executive Officer and certain other key executives will be located.

Certain reclassifications have been made to the consolidated financial statements for the years ended January 31, 2005 and 2004 to conform to the January 31, 2006 presentation. See Note 1 to the consolidated financial statements contained elsewhere herein.

Fiscal 2006 Compared to Fiscal 2005

Sales. The following is a summary of the Company's revenues by geographic area:

	Year ended January 31, 2006	2005
	(in millions)	
Europe	**$417.4**	406.0
North America	**363.9**	343.0
Asia	**127.7**	99.0
Latin America	**41.8**	36.1
Other	**16.1**	18.8
Total	**$966.9**	902.9

On a U.S. dollar basis, sales from European operations increased to $417.4 million in fiscal 2006 from $406.0 million in fiscal 2005, an increase of $11.4 million, or 2.8%. Changes in currency translation rates from fiscal 2005 to fiscal 2006 had a very small effect on reported European sales. Expressed in the local European currency (euros), fiscal 2006 sales increased by 3.0%, or the U.S. constant dollar equivalent (calculated using the prior year average translation rate) of $12.2 million, from fiscal 2005. The increase in European sales is attributable to the southern and eastern European countries where we posted sales increases from the prior year. This overall increase in European sales occurred despite weak or flat economic conditions throughout the western European countries and the United Kingdom where sales declined from the prior year. Fiscal 2006 sales trends were away from structured hardside and softside luggage sales, which declined by a combined 5% and towards casual and outdoor product sales, which increased by 28% over the prior year. Sales of *Lacoste* brand products accounted for much of the increase in the sales of casual bag products. European sales continue to be concentrated in the department and specialty store channels, which accounted for approximately 70% of total European sales in both fiscal 2006 and 2005. Sales through our Company-operated retail stores accounted for approximately 9% of European sales in both fiscal 2006 and 2005. The Company had 50 retail stores open throughout Europe at the end of fiscal 2006.

Sales from the North America operations increased to $363.9 million in fiscal 2006 from $343.0 million in fiscal 2005, an increase of $20.9 million, or 6.1%. The United States and Canada enjoyed strong economies during fiscal 2006 and increased demand for air travel. The strong economy coupled with increased advertising and promotional expenses and well-accepted new product offerings contributed to an 11.7% increase in U.S. wholesale sales, which increased from $203.5 million to $227.3 million. Fiscal 2006 sales trends were away from hardside luggage, which declined to 6.2% of North American sales in fiscal 2006 from 8.1% in fiscal 2005, and toward softside luggage, which increased to 71.5% of North American sales in fiscal 2006 from 67.0% in fiscal 2005. Sales of casual and outdoor bags were approximately the same as the prior year. Business and computer case sales declined by approximately 6.1% from the prior year. Sales through traditional distribution channels (department and specialty stores) increased by $9.4 million, or 12.5%, over the prior year; sales in non-traditional channels (exclusive label, mass merchants, warehouse clubs, office product superstores) increased by $9.0 million, or 10.6% over the prior year as the Company strategically terminated economically unattractive relationships with select OEMs and certain retailers. Sales in the traditional channel and non-traditional channels were about 41% and 55%, respectively, of total wholesale sales in both fiscal years 2006 and 2005. Our U.S. retail sales, which are primarily through Company-operated factory outlet stores, declined by $3.8 million, a decrease of 3.1%. Sales in factory outlet stores were adversely affected by higher gas prices and price discounting at urban and suburban malls. U.S. wholesale and retail sales were helped by consumer acceptance for the Spinners product (a four wheel system which is featured in several different product lines). In our company-operated retail stores, comparable store sales for fiscal 2006 increased by 0.7%. Comparable store sales increase is calculated by dividing aggregate sales for stores open for each full month in the current year by aggregate sales for the same stores open for the corresponding full month in the prior year. Stores must be open for 13 months before they are included in the calculation. Relocated stores (within the same mall location) and remodeled stores are included in the computation of comparable store sales. When a store is closed, its sales are no longer included in the comparable store calculation. There were 189 company-operated retail stores at January 31, 2006 and 2005. Canadian sales increased by $0.9 million from $16.5 million in fiscal 2005 to $17.4 million in fiscal 2006.

Sales from Asia operations increased to $127.7 million in fiscal 2006 from $99.0 million in fiscal 2005, an increase of $28.7 million or 29.0%. The increase in sales is primarily due to higher sales in South Korea and China, which increased by $5.9 million and $4.9 million, respectively. Asian sales growth resulted from an increase in the number of retail stores and the introduction of new product lines during the year.

Sales increased in all our Latin America operations to $41.8 million in fiscal 2006 from $36.1 million in the prior year, or 15.8%. Sales in Mexico and Brazil increased $2.6 million and $1.4 million, respectively, due to improved category management, economic conditions, and consumer acceptance of new products.

The decrease in Other revenues of $2.7 million was primarily due to the termination of an agreement with a Samsonite licensee in Japan, which caused royalty revenues to decline by $4.5 million. Other revenues also include a $3.2 million gain on the sale of certain apparel trademark rights.

Gross Profit. The Company includes the following types of costs in cost of goods sold: direct product purchase and manufacturing costs, duties, freight-in, receiving, inspection, internal transfer costs, and procurement and manufacturing overhead. The Company includes the following types of costs in selling, general and administrative expenses ("SG&A"): warehousing, order entry, billing, credit, freight-out, warranty, salaries and benefits of administrative and sales personnel, rent, insurance, taxes, office supplies, professional fees, travel, communications, advertising, investor relations, public company expenses and other expenses of a general and administrative nature not directly related to the cost of acquiring or manufacturing its products. Other comparable companies may include warehousing, freight-out and other types of costs that the Company includes in SG&A in cost of goods sold. For the year ended January 31, 2006 and 2005, the Company had warehousing and freight-out expenses of $56.4 million and $55.1 million, respectively.

Consolidated gross profit in fiscal 2006 was $470.4 million compared to $417.0 million in fiscal 2005, an increase of $53.4 million. Consolidated gross margin as a percentage of sales increased by 250 basis points to 48.7% in fiscal 2006 from 46.2% in fiscal 2005.

Gross margins for Europe increased to 47.5% in fiscal 2006, from 45.0% in the prior year period, an increase of 250 basis points. Gross margin percentages increased for the year due primarily to sales price increases and increased product sourcing from the Far East at lower product costs and reduction of fixed manufacturing costs from restructurings.

Gross margin percentage for North America increased to 43.2% in fiscal year 2006, from 41.7% in the prior year period, an increase of 150 basis points. This increase is primarily due to an increase in U.S. Wholesale gross margin percentage to 33.5% in the current year from 31.1% in the prior year, which is a result of price increases and increased sales in higher margin channels. U.S. Retail gross profit margins increased to 61.5% in fiscal 2006 compared to 58.9% in fiscal 2005, due primarily to price increases and a change in product offerings to higher margin products.

Gross margin for Asia increased to 60.5% in fiscal 2006, from 56.4% in the prior year, an increase of 410 basis points. The increase is primarily due to price increases and increased sales within higher margin sales channels such as department stores.

Gross margin for Latin America increased to 51.7% in fiscal 2006, from 45.3% in the prior year, an increase of 640 basis points. The increase was primarily driven by stronger local currencies, which results in higher reported sales and lower product costs on purchases paid for in U.S. dollars.

Selling, General and Administrative Expenses ("SG&A"). Consolidated SG&A in fiscal 2006 was $381.2 million compared to $341.5 million in fiscal 2005, an increase of $39.7 million or 11.6%. The Company includes warehousing and freight-out costs in selling, general and administrative expenses, while comparable companies may include such costs in costs of goods sold. For the years ended January 31, 2006 and 2005, the Company had warehousing and freight-out expenses of $56.4 million and $55.1 million, respectively.

SG&A for Europe increased by $4.2 million, primarily due to a $4.3 million increase in advertising expense and a $2.5 million increase in variable selling expense and other SG&A expense of $0.3 million, offset by reductions of $1.3 million in bad debt expense and $1.6 million in other administrative expense. The bad debt provision was reduced because improved enforcement of credit terms and better collection efforts have reduced exposure to bad debts.

SG&A for North America increased by approximately $4.7 million due to increased advertising expense of $2.9 million, increased warehousing costs of $1.0 million and various other increases of $0.8 million.

SG&A for Asia increased by $19.3 million due to $7.9 million of expenses from the Japanese joint venture operations, increased advertising and promotional expense of $5.9 million, and increased variable selling expenses associated with higher sales levels. Operations of the Japan joint venture had not commenced in the prior year so its SG&A was incremental to total Asian SG&A in fiscal 2006.

SG&A for Latin America increased by $3.4 million due primarily to variable selling expenses associated with higher sales levels and higher advertising levels.

SG&A for the corporate headquarters and licensing increased by approximately $8.1 million due to ERP system implementation expenses of $5.7 million that were not incurred in the prior year, an increase in pension expense of $3.2 million, an increase in stock and deferred compensation expense of $1.5 million, an increase of $1.0 million for global marketing and design, offset by a decrease in consulting expense of $2.2 million and various other decreases totaling $1.1 million.

Provision for Restructuring Operations and Asset Impairment Charge. The Company recorded restructuring charges totaling $11.2 million and asset impairment charges of $5.4 million during fiscal year 2006, primarily in the European segment, including $1.2 million of restructuring related expenses that are included in cost of sales.

A restructuring and impairment charge was incurred in connection with the August 31, 2005 sale of the Henin-Beaumont, France facility (the "H-B site"). The Company made cash payments to the purchaser of $9.9 million and has an additional payment obligation of $1.4 million in 24 months, all of which relates to the assumption by the purchaser of the Company's liability and responsibility for employee pension and social costs for the 206 employees at the H-B site. A restructuring charge of $8.6 million was recorded related to these payments, which represents the amount of the cash payment obligations less amounts previously accrued for pension liabilities for the H-B site employees. The Company also incurred legal and consulting costs of approximately $1.2 million related to the sale of the H-B site that are included in cost of sales. An asset impairment charge of $5.4 million was also recorded upon the decision to sell the H-B site for the write-off of the net book value of the H-B site property, plant and equipment sold to the purchaser. In connection with the sale, the Company agreed to purchase luggage products from the purchaser of the H-B site for a period of 24 months following the sale. The Company estimates that the sale of the plant will result in the elimination of annual fixed manufacturing overhead of approximately $5.2 million, which includes $1.4 million of depreciation expense.

The Company also relocated its softside development center from Torhout, Belgium to its Oudenaarde, Belgium facility and eliminated the remaining positions at its Tres Cantos, Spain manufacturing facility. Each facility had been significantly downsized and restructured over the past several years. A restructuring charge of $1.4 million was recorded related to severance obligations for 18 employees terminated as a result of these actions. Annual savings of manufacturing overheads of approximately $0.5 million are expected. No additional costs are expected to be incurred during fiscal 2007 related to the closure of the Torhout and Tres Cantos facilities.

The restructuring and impairment charges related to the sale of the Company's hardside manufacturing facility in France and the shutdown of its Torhout, Belgium and Tres Cantos, Spain facilities, are part of the Company's continuing efforts to reduce fixed manufacturing costs by closing inefficient facilities and increasing the amount of products sourced from low-cost manufacturing regions of the world.

Interest Expense and Amortization of Debt Issue Costs. Interest expense declined to $30.5 million in fiscal 2006 from $35.2 million in fiscal 2005. The decline in interest expense is due to lower interest rates and debt levels. During fiscal 2006, the Company retired $30.1 million of the 8⅞% senior subordinated notes. In connection with the retirement of the notes, the Company incurred costs of $2.7 million which were charged to other expense for market premiums of $2.1 million and the write-off of $0.6 million of deferred financing costs. Interest expense includes $2.5 million of amortization of debt issuance costs in fiscal 2006 and $2.4 million in fiscal 2005. During the second quarter of fiscal 2005 the Company completed a refinancing of the Company's senior subordinated notes. To refinance the 10¾% notes and to pay the tender and redemption premiums of $13.7 million, the Company issued €100 million of senior floating rate notes due in 2010 and $205.0 million of 8⅞% senior subordinated notes due in 2011. A total of $8.0 million of deferred financing costs were incurred in connection with the issuance of the floating rate senior notes and the 8⅞% senior subordinated notes. In connection with the refinancing, costs of $17.8 million were charged to other expense for redemption premiums of $13.7 million and the write-off of $4.1 million of deferred financing costs.

Other Income (Expense)—Net. The following is a comparative analysis of the components of Other Income (Expense)—Net.

	Year ended January 31, 2006	2005
	(in millions)	
Net gain (loss) from foreign currency forward delivery contracts	**$ 1.2**	0.4
Gain (loss) on disposition of fixed assets, net	**(0.1)**	0.8
Foreign currency transaction gains (losses)	**(0.5)**	0.6
Pension expense	**(2.8)**	(2.8)
Redemption premium and expenses on retirement of senior subordinated notes	**(2.7)**	(17.8)
Due diligence costs	**(2.8)**	(0.7)
Other, net	**(2.2)**	(4.1)
	$(9.9)	(23.6)

Net gain (loss) from forward foreign currency delivery contracts represents the net of realized and unrealized gains and losses on hedges of the Company's earnings from its European operations. These hedges do not qualify for hedge accounting treatment under SFAS 133 and are marked to market at the end of each accounting period. During fiscal years 2006 and 2005 the Company had realized gains (losses) of $2.2 million and $(0.2) million and unrealized gains (losses) of $(1.0) million and $0.6 million, respectively.

Foreign currency transaction gains (losses) included in other income (expense) represent the gain or loss on intercompany payables and receivables denominated in currencies other than the functional currency. Foreign currency gains (losses) on settlement of accounts receivable or payable related to operational items are recorded in cost of sales.

Pension expense represents the actuarial determined pension cost associated with the pension plans of two companies unrelated to our operations whose pension obligations were assumed by us as a result of a 1993 agreement with the Pension Benefit Guaranty Corporation. The plans were part of a controlled group of corporations of which we were a part prior to 1993. For a further discussion of pension plan expense, see "Pension Plans" under Critical Accounting Policies.

As noted under "Interest Expense", the Company incurred redemption premiums of $2.1 million and wrote-off deferred financing expenses of $0.6 million in fiscal 2006 related to the retirement of $30.1 million of subordinated notes. In fiscal 2005, the Company charged $17.8 million to other income (expense) related to the refinancing of its outstanding subordinated notes.

Due diligence costs in fiscal 2006 and 2005 relate to accounting and legal costs incurred to perform due diligence on two potential acquisitions, neither of which were completed.

Other, net expense decreased to $2.2 million in fiscal 2006 from $4.1 million in fiscal 2005 due to costs in the prior year associated with the initial investment in the Japan joint venture of $1.0 million and expenses of $0.7 million incurred to settle a claim for an environmental matter related to the manufacturing and office building site occupied by the Company until the late 1960s in Denver, Colorado.

Income Taxes. Income tax expense increased to $16.5 million in fiscal 2006 from $13.7 million in fiscal 2005. The increase in income tax expense is due to higher income before taxes in Asia and Latin America and a higher effective tax rate in Europe. The difference between expected income tax expense, computed by applying the U.S. statutory rate to income from continuing operations, and income tax expense recognized results primarily because of (i) the tax rate differential on foreign earnings, (ii) permanent differences for stock compensation, (iii) state income taxes, (iv) the change in the valuation allowance primarily attributable to U.S. net operating losses that do not provide a benefit, and (v) U.S. taxes on foreign dividends and deemed dividends.

Preferred Stock Dividends and Accretion of Preferred Stock Discount. This item represents the accrual of dividends on the outstanding 8% convertible preferred stock issued in the 2003 recapitalization. Dividends have accrued on the preferred stock since July 31, 2003 and compound quarterly. The increase in dividends of $1.1 million in fiscal 2006 compared to fiscal 2005 is due to the compounding effect of accrued dividends.

Net Loss to Common Stockholders. The net loss to common stockholders decreased to $1.5 million in fiscal 2006 from $23.4 million in fiscal 2005, and the net loss per common share declined to $0.01 in fiscal year 2006 from $0.10 per share in fiscal year 2005. The weighted average number of shares of common stock outstanding used to compute loss per share in fiscal years 2006 and 2005 was 226,587,304 and 224,764,006, respectively. The Company had 227,159,626 shares of common stock outstanding as of January 31, 2006.

Fiscal 2005 Compared to Fiscal 2004

Sales. The following is a summary of the Company's revenues by geographic area:

	Year ended January 31, 2005	2004
	(in millions)	
Europe	$406.0	346.1
North America	343.0	306.6
Asia	99.0	74.1
Latin America	36.1	29.5
Other	18.8	20.2
Total	$902.9	776.5

On a U.S. dollar basis, sales from European operations increased to $406.0 million in fiscal 2005 from $346.1 million in fiscal 2004, an increase of $59.9 million, or 17.3%. Expressed in the local European currency (euros), fiscal 2005 sales increased by 7.3%, or the U.S. constant dollar equivalent of $25.1 million, from fiscal 2004. The increase in sales was caused by a generally stronger economic climate in most European countries, with the exception of Germany, and an increase in air travel from prior year levels, which had been negatively affected by the SARS epidemic and the armed conflict in Iraq. Product sales increased in the luggage and structured bags category and the casual bag category. Hardside product sales declined by 4.1%. Consumer preference in Europe continues to trend towards softside products. Two of our largest European customers, Gold-Krone and Karstadt, experienced financial difficulties during fiscal 2005, which negatively impacted sales. We continue to sell to the individual members of the Gold Krone buying group and Karstadt's situation has improved as a result of its financial restructuring initiatives.

Sales from the North America operations increased to $343.0 million in fiscal 2005 from $306.6 million in fiscal 2004, an increase of $36.4 million, or 11.9%. The increase was primarily due to an increase in U.S. Wholesale sales of $28.6 million, an increase in U.S. Retail sales of $6.1 million and an increase in Canada sales of $1.7 million. U.S. Wholesale sales increased to $203.5 million in fiscal 2005 from $174.9 million in the prior year, an increase of 16.4%. Prior year sales were negatively affected by a decrease in U.S. travel as a result of the armed conflict in Iraq. U.S. Wholesale sales were higher in the department store, mass merchant and specialty product channels and lower in the warehouse club channel. Sales in the U.S. Retail division increased to $123.1 million in fiscal 2005 from $117.0 million in the prior year due to price increases associated with higher quality products, an improved mix of accessory related items, and increased advertising. In our company stores, same store sales for fiscal 2005 increased by 5.4%. Comparable store sales is calculated by dividing aggregate sales for stores open for each full month in the current year by aggregate sales for the same stores open for the corresponding full month in the prior year. Stores must be open for 13 months before they are included in the calculation. Relocated stores (within the same mall location) and remodeled stores are included in the computation of comparable store sales. When a store is closed, its sales are no longer included in the comparable store calculation. As of January 31, 2005, there were 182 company-owned retail stores, compared to 202 stores at January 31, 2004.

Sales from Asian operations increased to $99.0 million in fiscal 2005 from $74.1 million in fiscal 2004, an increase of $24.9 million or 33.6%. The increase in sales is primarily due to higher sales in South Korea, Hong Kong and India. Sales in many areas of Asia in the prior year were adversely affected by the SARS epidemic scare. Asian sales growth also resulted from an increase in the number of retail stores and the introduction of new product lines during the year. In January 2005, we executed a joint venture agreement with a local partner in Japan to commence operations as a direct sales marketer in Japan. Previously the Japanese market was served under a license agreement with another luggage manufacturer.

The increase in sales of Latin America to $36.1 million in fiscal 2005 from $29.5 million in the prior year, or 22.4%, was primarily due to improved Mexican, Brazilian and Argentine economies, expansion of direct sales efforts in several areas, and the success of new product developments.

The decrease in licensing revenues of $1.4 million is primarily due to a non-recurring $1.8 million royalty received in the prior year upon the settlement of a trademark infringement action against a third party.

Gross Profit. The Company includes the following types of costs in cost of goods sold: direct product purchase and manufacturing costs, duties, freight-in, receiving, inspection, internal transfer costs, and procurement and manufacturing overheads. The Company includes the following types of costs in selling, general and administrative expenses ("SG&A"): warehousing, order entry, billing, credit, freight-out, warranty, salaries and benefits of administrative and sales personnel, rent, insurance, taxes, office supplies, professional fees, travel, communications, advertising, investor relations, public company expenses and other expenses of a general and administrative nature not directly related to the cost of acquiring or manufacturing its products. Consolidated gross profit in fiscal 2005 was $417.0 million, compared to $347.9 million in fiscal 2004, an increase of $69.1 million. Consolidated gross margin as a percentage of sales increased by 1.4 percentage points to 46.2% in fiscal 2005 from 44.8% in fiscal 2004. Higher margins and gross profit in fiscal 2005 compared to fiscal 2004 were primarily due to (i) lower costs in Europe and Asia from the effect of a stronger European currency on product costs paid for in U.S. dollars, (ii) the continued effects of shifting production and product sourcing to lower cost countries, (iii) the reduction in fixed manufacturing costs through the Company's operational restructuring activities, and (iv) increased sales from Company-operated retail stores which carry higher margins. Also, in the fourth quarter of fiscal 2005, the Company began an initiative with the goal of decreasing its number of worldwide inventory SKUs (stock keeping units) by 25% by the end of fiscal 2006. The goal of this initiative was to reduce warehousing costs and to improve and simplify product assortment and was substantially achieved in fiscal 2006. Because the Company discounted these products more than historically required to sell excess inventories, an incremental obsolescence provision of approximately $3.9 million was recorded in the fourth quarter of fiscal 2005. If actual demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required. The increase in gross profit was achieved despite the effect of higher oil prices during the year. Higher oil prices affect the cost of polypropylene (used in the manufacture of hardside luggage) and certain materials used in the manufacture of softside luggage.

Selling, General and Administrative Expenses ("SG&A"). Consolidated SG&A in fiscal 2005 was $341.5 million compared to $273.2 million in fiscal 2004, an increase of $68.3 million or 25.0%. The increase was primarily due to an increase of variable selling expenses associated with higher sales levels compared to the prior year. Other items affecting the total increase in SG&A included higher advertising expenses of $14.9 million, the exchange rate difference which caused an $11.8 million increase in Europe's SG&A, stock option expense of $4.0 million related to options granted to executive officers during the year and higher corporate consulting expenses of $2.9 million related to Sarbanes-Oxley compliance and other projects. The Company includes warehousing and freight-out costs in selling, general and administrative expenses, while comparable companies may include such costs in costs of goods sold. Warehousing costs and freight-out expenses were approximately $55.1 million in fiscal year 2005.

Variable selling expense in Europe increased during the year due to higher freight and warehousing expenses resulting from increased sales, higher Lacoste royalties resulting from an increase in Lacoste sales, and higher service after sales expenses. U.S. Wholesale SG&A expense increased due to higher variable selling expense related to higher sales levels and lower discretionary expenses in the prior year when sales were depressed due to the effects of the conflict in Iraq. Increases in SG&A for U.S. Retail, Other Americas and Asia were consistent with the increase in sales.

Provision for Restructuring Operations and Asset Impairment Charge. We recorded restructuring charges of $5.9 million in fiscal 2005, comprised of the following elements: we recorded a restructuring provision of $3.4 million for the closure of the Tres Cantos, Spain manufacturing plant and recorded severance costs associated with approximately 40 positions that were eliminated; we recorded a charge of $0.7 million for lease termination costs related to the closure of the Nogales, Mexico production facility; we recorded a restructuring provision of $1.8 million related to severance for the elimination of approximately 96 positions in our North American and Latin American operations.

Interest Expense and Amortization of Debt Issue Costs and Premium. Interest expense and amortization of debt issue costs declined to $35.2 million in fiscal 2005 from $43.5 million in fiscal 2004. The decline in interest expense was due primarily to lower interest rates under our senior credit facilities primarily as a result of the recapitalization completed midway through fiscal 2004 and the refinancing of the Company's senior subordinated debt completed in June 2004 (fiscal 2005). Interest expense included $2.4 million in amortization of debt issuance costs in fiscal 2005 and $2.2 million in fiscal 2004. During the second quarter of fiscal 2005 the Company completed a refinancing of the Company's senior subordinated notes. To refinance the 10¾% notes and to pay the tender and redemption premiums of $13.7 million, the Company issued €100 million of senior floating rate notes due in 2010 and $205.0 million of 8⅞% senior subordinated notes due in 2011. A total of $8.0 million of deferred financing costs were incurred in connection with the issuance of the floating rate senior notes and the 8⅞% senior subordinated notes. Additionally, a total of $4.1 million of unamortized deferred financing costs related to the original issuance of the 10¾% notes was written off to other income (expense).

Other Income (Expense)—Net. The following is a comparative analysis of the components of Other Income (Expense)—Net.

	Year ended January 31, 2005	2004
	(in millions)	
Net gain (loss) from foreign currency forward delivery contracts	$ 0.4	(0.5)
Gain (loss) on disposition of fixed assets, net	0.8	(0.1)
Foreign currency transaction gains (losses)	0.6	2.0
Pension expense	(2.8)	(1.8)
Redemption premium and expenses on retirement senior subordinated notes	(17.8)	(5.8)
Due diligence costs	(0.7)	—
Other, net	(4.1)	(1.8)
	$(23.6)	(8.0)

Other net expenses increased by $15.6 million primarily due to $13.7 million of redemption premiums paid upon the refinancing of the 10¾% senior subordinated notes and the write-off of $4.1 million of deferred financing costs.

Pension costs represent the actuarial determined pension expense associated with the pension plans of two companies unrelated to our operations whose pension obligations were assumed by us as a result of a 1993 agreement with the Pension Benefit Guaranty Corporation. The plans were part of a controlled group of corporations of which we were a part prior to 1993. The increase in pension expense was a result of the decrease in interest rates used to discount pension obligations. For a further discussion of pension plan expense, see "Pension Plans" under Critical Accounting Policies.

Other, net expense increased to $4.1 million in fiscal 2005 from $1.8 million in fiscal 2004 due to costs associated with the initial investment in the Japan joint venture and expenses incurred to settle a claim for an environmental matter related to the manufacturing and office building site occupied by the Company until the late 1960s in Denver, Colorado.

Income Taxes. Income tax expense increased to $13.7 million in fiscal 2005 from $11.2 million in fiscal 2004. The increase in income tax expense is due to higher foreign income taxes for the European operations because of the exchange rate difference and higher income before taxes. The difference between expected income tax expense, computed by applying the U.S. statutory rate to income from continuing operations, and income tax expense recognized, results primarily because of (i) the change in the valuation allowance primarily attributable to U.S. net operating losses that do not provide a benefit, (ii) U.S. taxes on foreign dividends and deemed dividends, (iii) state income taxes, and (iv) the tax rate differential on foreign earnings.

Preferred Stock Dividends and Accretion of Preferred Stock Discount. This item represents the accrual of dividends on the outstanding 8% convertible preferred stock issued in the 2003 recapitalization. Dividends have accrued on the preferred stock since July 31, 2003 and compound quarterly. The decrease of $17.4 million in fiscal 2005 compared to fiscal 2004 was due to the reduction in the coupon rate and face amount of the preferred stock outstanding as a result of the July 31, 2003 recapitalization.

Net Loss to Common Stockholders. The net loss to common stockholders decreased to $23.4 million in fiscal 2005 from $28.3 million in fiscal 2004, and the net loss per common share declined to $0.10 in fiscal year 2005 from $0.23 per share in fiscal year 2004. The weighted average number of shares of common stock outstanding used to compute loss per share in fiscal years 2005 and 2004 was 224,764,006 and 122,842,078, respectively. The Company had 224,834,708 shares of common stock outstanding as of January 31, 2005.

Liquidity and Capital Resources

At January 31, 2006, the Company had a consolidated cash balance of $85.4 million and working capital of $177.3 million. The Company believes its cash and working capital levels are adequate to meet the operating requirements of the Company for at least the next twelve months.

The Company's primary sources of liquidity are its cash flow from operations and cash availability under its senior credit facility. During fiscal 2006, the Company's cash flow from operations was $71.6 million compared to $34.7 million in fiscal 2005. Cash flow from operations was positively affected by $35.7 million as a result of extending vendor payment terms to more closely align our payment terms with credit terms granted to customers. During fiscal 2006, the Company's cash flow from operations together with amounts available under its credit facilities was sufficient to fund fiscal 2006 operations, scheduled payments of principal and interest on indebtedness, and capital expenditures.

The Company's senior credit facility provides for a maximum borrowing base of $35.0 million for the Company and €22 million for its European subsidiary. The borrowing base under the U.S. facility is generally calculated as a percentage of the Company's U.S. inventory and receivables increased by an agreed upon value for intangible assets and decreased by certain other obligations. The European borrowing base is calculated monthly based on a ratio of European debt to trailing twelve months European earnings before interest, taxes, depreciation and amortization. At January 31, 2006, these borrowing base calculations resulted in $35.0 million available for borrowing in the United States and €22 million available for borrowing by the European subsidiary. At January 31, 2006, the Company had $4.6 million of letters of credit outstanding under the U.S. portion of the facility that reduced the net availability on the U.S. line of credit to $30.4 million. At January 31, 2006, no amounts were outstanding under the European portion of the facility.

The Company's long-term debt structure includes $174.9 million of 8⅞% senior subordinated notes which are due in 2011 and €100 million of euro-denominated floating rate notes that are due in 2010. The euro-denominated notes bear interest at Euribor plus 4.375% and the rate resets quarterly. At January 31, 2006, the rate was 6.848%. As a result of the increase in cash flow from operations, the Company was able to retire $30.1 million of the 8⅞% senior subordinated notes during fiscal 2006.

The Company incurred capital expenditures of $23.1 million during fiscal 2006 compared to $12.5 million in fiscal 2005. The increase in capital expenditures resulted primarily from costs related to the purchase and implementation of the ERP system of $8.1 million and various facility improvements of $3.9 million, including leasehold improvements for the Mansfield, MA office. During fiscal 2006, the

Company also incurred capital costs totaling $7.6 million for equipment purchases and other capital costs related to the manufacture of new products and factory upgrades, capital costs totaling $3.0 million for retail store expansion and improvements, and capital costs related to various other projects of $0.6 million.

The Company's results of operations and cash flow are particularly sensitive to any events that affect the travel industry, such as terrorist attacks, armed conflicts anywhere in the world, epidemic threats such as SARS, or any other event that reduces or restricts travel. Any event that would have the effect of depressing results of operations or cash flows could also restrict amounts the Company and its European subsidiary would have available to borrow under the senior credit facility.

Off-Balance Sheet Financing and Other Matters

The Company's most significant off-balance sheet financing arrangements as of January 31, 2006 are non-cancelable operating lease agreements, primarily for retail floor space and warehouse rental. The Company does not participate in any off-balance sheet arrangements involving unconsolidated subsidiaries that provide financing or potentially expose the Company to unrecorded financial obligations.

The Company's lenders have issued letters of credit in the United States totaling $4.6 million and documentary letters of credit (which did not reduce borrowing capacity on the senior credit facility) in Europe totaling $1.6 million as of January 31, 2006. Samsonite Europe N.V. has issued other guaranties totaling $1.6 million primarily for rent obligations.

The following summarizes the Company's contractual cash obligations under long-term debt and capital lease obligations, operating lease agreements and purchase commitments and other long-term liabilities as of January 31, 2006:

	Payments due by January 31,				
	2007	2008–2009	2010–2011	Beyond	Total
			(In thousands)		
Long-term debt and capital lease obligations	$ 1,048	339	121,520	174,924	297,831
Estimated interest payments[a]	24,618	49,256	43,846	20,699	138,419
Operating leases	22,565	24,715	12,435	9,822	69,537
Purchase commitments[b]	50,165	2,250	—	—	52,415
Total contractual cash obligations	$98,396	76,560	177,801	205,445	558,202

(a) Estimated interest payments were calculated as follows: (i) interest on short-term debt and the senior credit facility was based on amounts outstanding and interest rates during fiscal 2006, (ii) interest on the senior floating rate notes was based on the three-month Euribor rate at January 31, 2006 of 6.848%, and (iii) interest on the senior subordinated notes was based on the fixed interest rate of 8⅞%.

(b) Purchase commitments include contractual arrangements with suppliers. The total of purchase commitments and other long-term liabilities in the table above includes individual obligations over $50.

Other non-current liabilities of $87.0 million are excluded from this summary table. These liabilities consist of pension and post-retirement benefit liabilities of $74.3 million, stock compensation liabilities of $4.3 million, and miscellaneous other long-term liabilities of $8.4 million. Pension and post-retirement benefits are excluded from the table because of the difficulty of estimating the timing of future settlement of these types of obligations. The Company estimates that it could be required to make payments for pension and post-retirement benefits from $1.0 million to $2.5 million in fiscal 2007, from $9.0 million to $23.0 million in fiscal 2008–2009, and from $6.0 million to $27.0 million in 2010–2011. Actual cash payments could vary significantly from these estimates based on actual future returns on pension assets, future interest rates, changes in ERISA funding regulations, and changes in health care costs, all of which are highly unpredictable.

The Company's principal foreign operations are located in Western Europe, the economies of which are not considered to be highly inflationary. From time to time, the Company enters into foreign exchange contracts in order to reduce its exposure on certain foreign operations through the use of forward delivery commitments. No assurance can be given that the Company will be able to offset losses in sales and operating income from negative exchange rate fluctuations through foreign currency forward exchange contracts, options, or other instruments which may be available to reduce economic exposure to currency fluctuations. The Company has also designated the principal balance of €100 million ($121.5 million as of January 31, 2006) floating rate senior notes as a hedge of the foreign currency exposure related to the investment in its European operations. Geographic concentrations of credit risk with respect to trade receivables are not significant as a result of the diverse geographic areas covered by the Company's operations.

Critical Accounting Policies

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and our significant accounting policies are summarized in Note 1 to the accompanying consolidated financial statements. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

The Company's accounting for its deferred tax asset valuation allowance, for inventory at the lower of cost or market value and for its U.S. defined benefit pension plan involve the accounting policies that are most affected by management's judgment and the use of estimates.

Deferred Tax Asset Valuation Allowance

The Company has significant deferred tax assets amounting to approximately $102.8 million at January 31, 2006 related to its U.S. operations resulting from net operating loss carryforwards, deductible temporary differences, and tax credit carryforwards, which are available to offset future taxable income. Generally accepted accounting principles require that a valuation allowance be established for deferred tax assets when it is more likely than not that all or a portion of a deferred tax asset will not be realized. The Company has assessed the likelihood that its U.S. deferred tax assets will be realized taking into consideration various factors including (i) the amount of taxable income expected to be reported in the fiscal 2006 U.S. tax return, (ii) the amounts of net operating losses reported over the past two years in its U.S. tax returns, (iii) the limitations caused by Section 382 of the Internal Revenue Code on the amounts of its accumulated U.S. net operating losses which may be utilized to offset future taxable income, (iv) the amounts of accumulated net operating losses which may be utilized to offset future taxable income under the built-in gain provisions of Section 382 of the Internal Revenue Code, (v) prudent and feasible tax planning strategies which may be implemented to realize the benefit of deferred tax assets, (vi) deferred tax liabilities related to future taxable amounts that may be realized within the carryforward periods of the U.S. net operating losses through prudent and feasible tax planning strategies, and (vii) the expiration periods for the U.S. net operating losses which do not begin until 2019. Based on these factors, the Company has determined that a valuation allowance of $77.6 million for its U.S. deferred tax assets is sufficient at January 31, 2006. In addition, the Company has recorded a valuation allowance of approximately $8.6 million at January 31, 2006 related to the full amount of deferred tax assets related to certain foreign subsidiaries with accumulated losses. Generally, no valuation allowance has been recorded for European deferred tax assets as the Company believes that realization is more likely than not.

Inventories

The Company writes down its inventory for estimated obsolescence or unmarketable inventory in amounts equal to the difference between the cost of such inventory and estimated market value based upon assumptions about future demand and market conditions for the products in our wholesale distribution channels and retail outlet stores. In the fourth quarters of fiscal 2005 and 2006, the Company began initiatives with the goal of decreasing its number of worldwide inventory SKUs (stock keeping units) by 25% by the end of fiscal 2006 and another 15% by the end of fiscal 2007. The goal of these initiatives is to reduce warehousing costs and to improve and simplify our product assortment. Because the Company will probably need to discount SKUs identified for elimination more than historically required to sell excess inventories in order to timely meet its reduction goal, incremental obsolescence provisions of approximately $3.9 million were recorded in each of the fourth quarters of fiscal 2005 and fiscal 2006. If actual demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required. The Company generally met its goal of 25% SKU reduction for fiscal 2006 and the obsolescence provision recorded in fiscal 2005 was adequate.

Pension Plans

The Company has a qualified defined benefit plan that covers most of its U.S. employees and a nonqualified defined benefit plan that covers certain senior executives. The Company records pension expense or pension income in accordance with SFAS 87, *"Employers' Accounting for Pensions."* The Company had charges to the results of operations from pension expense of $6.0 million for the fiscal year ending January 31, 2006 and $2.7 million for the fiscal year ending January 31, 2005 and a credit to the results of operations from pension income of $0.1 million for the fiscal year ending January 31, 2004. Inherent in pension valuations are several important assumptions, including discount rates, expected return on assets and rate of compensation increases, which are updated at the beginning of each plan year based on current market conditions. Significant changes in pension credits or expense may occur in the future due to changes in assumptions caused by changing market conditions.

The key assumptions used in developing the pension expense of $6.0 million related to these plans in fiscal 2006 were a 5.75% discount rate; an 8.25% expected return on plan assets, and a 3.50% rate of compensation increase. In the 2005 fiscal year assumptions used included a 6.25% discount rate; an 8.25% expected return on plan assets, and a 3.50% rate of compensation increase. The pension expense related to the Plans increased to $6.0 million in fiscal 2006 from an expense of $2.7 million in fiscal 2005 and from pension income of $0.2 million in fiscal 2004. Pension expense related to these plans is expected to be approximately $5.9 million in fiscal 2007. The increase in the pension expense from fiscal 2004 and fiscal 2005 to fiscal 2006 is a result of a decrease in plan assets caused by market conditions in the early 2000s and the resulting sharp increase in the amount of unrecognized losses being amortized since then.

In selecting the discount rate of 5.75%, an analysis is performed in which the duration of projected cash flows from the pension plans is matched with a yield curve based on an appropriate universe of high quality corporate bonds that are available. Management uses the results of the yield curve analysis to select the discount rate that matches the duration and payment stream of the benefits in the plans. The rate is rounded to the nearest quarter of a percent. Holding all other assumptions constant, a one-half percentage point increase or decrease in the discount rate would have increased or decreased the fiscal 2006 pre-tax expense by approximately $0.8 million.

The Plans' investment allocations are targeted at approximately 60%–70% large capitalization stocks and 30%–40% large capitalization corporate bonds. The Company considered the historical returns and future expectations for returns for each of these asset classes and the target allocation of the portfolio to develop the expected long-term rate of return assumption of 8.25%. Holding all other assumptions constant, a one-half percentage point increase or decrease in the expected return on plan assets would have increased or decreased the fiscal 2006 pre-tax expense by $0.8 million. The asset allocation and related assumed expected rate of return used in fiscal 2007 is not expected to be significantly different from fiscal 2006.

The Company's actuaries calculate the Plans' obligations at the end of each plan year (December 31) and such measurement date valuation is used to record pension obligations in the Company's fiscal year-end financial statements in accordance with SFAS 87. Since fiscal year end January 31, 2003, the estimated accumulated benefit obligation (the actuarial present value of benefits attributed to employee service and compensation levels prior to the measurement date without considering future compensation levels), commonly referred to as the "ABO", has exceeded the fair value of the Plans' assets. This result is primarily due to the decline in equity markets in the early 2000s and a decline in the discount rate used to estimate the pension liability because of lower U.S. interest rates since 2002. As of fiscal year end January 31, 2006, the ABO exceeded the fair value of plan assets by $56.9 million. The increase in the excess of the ABO over the fair value of plan assets from the prior year resulted in a $9.2 million charge to stockholders' equity (Other Comprehensive Income (Expense)). Future market conditions and interest rates significantly impact future assets and liabilities of the pension plan, and similar charges or credits to stockholders' equity may be required in the future upon measurement of plan obligations at the end of each plan year.

The Company's funding policy is to make any contributions required by ERISA. In fiscal 2006, the Company made a $2.5 million cash contribution to the qualified plan in accordance with a credit maintenance agreement entered into with the PBGC in connection with the July 31, 2003 recapitalization. This agreement requires that until April 30, 2006 the Company must make contributions to the plan sufficient to insure that certain ERISA defined credit balances do not fall below certain levels at the end of each plan year. In fiscal years 2006 and 2005, the Company made contributions of $2.5 million and zero, respectively, to the plan. Based on current stock market conditions, the interest rate environment and current ERISA funding regulations, the Company does not believe it will be required to make a contribution to the plan in fiscal 2007. See also *Off-Balance Sheet Financing and Other Matters* included elsewhere herein.

New Accounting Standards

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections," which replaces Accounting Principles Board No. 20 ("APB 20"), "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. SFAS 154 applies to all voluntary changes in accounting principle and to changes required by an accounting pronouncement in the instance specific transition provisions are not included. SFAS 154 requires retroactive application to prior periods' financial statements of changes in accounting principle, unless impracticable. APB 20 previously required that most voluntary changes in principle be recognized by including the cumulative effect of changing to the new accounting principle in net income of the period of the change in accounting principle.

In December 2004, the FASB issued SFAS No. 123 (R), "Share-Based Payments" which revises SFAS 123, "Accounting for Stock-Based Compensation," and is effective for public companies for annual periods beginning after June 15, 2005. SFAS 123 (R) will require compensation costs related to share-based payment transactions to be recognized in the financial statements over the period that an employee provides service in exchange for the award. Public companies are required to adopt the new standard using a modified prospective method and may elect to restate prior periods using a modified retrospective method. The Company will adopt SFAS 123 (R) on February 1, 2006 using the modified prospective method and is currently evaluating the impact from this standard on the results of operations and financial position. The impact on the Company using a Black-Scholes model is presented in the "Stock Based Compensation" section of Note 1 of the financial statements. Generally, upon the adoption of the standard, the pro forma amounts deducted from income for stock-based compensation determined under the fair value method as shown in the table in Note 1 (o) to the consolidated financial statements, plus the fair value of any future grants, will be reflected in expense.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs" which amends Accounting Research Bulletin No. 43, "Inventory Pricing" and will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. SFAS 151 clarifies the accounting for abnormal amounts of idle facility capacity, freight, handling costs, and wasted material (spoilage) to require that these items be recognized as current-period charges instead of being added to the cost of inventory and expensed when consumed. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Company does not believe that the adoption of SFAS No. 151 will have a material impact on its consolidated financial statements. There were no changes in or disagreements with accountants on accounting and financial disclosure for the year ended January 31, 2006.

Accountants

There were no changes in or disagreements with the Company's independent registered accounting firm on accounting or financial disclosure matters.

Market Risk

The Company's primary market risks include changes in foreign currency exchange rates and interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency exchange and interest rates. The Company enters into forward financial instruments with major financial institutions to manage and reduce the impact of changes in foreign currency rates. From time to time, the Company uses interest rate swaps to manage interest rate risk. The Company does not use financial instruments to manage fluctuations in commodity prices. The Company does not hold or issue financial instruments for trading purposes.

Foreign Exchange Contracts

From time to time, the Company enters into forward foreign exchange and option contracts to reduce its economic exposure to translated earnings of foreign subsidiaries (primarily the translated earnings of European operations). Certain of the Company's foreign subsidiaries enter into forward exchange contracts to reduce economic exposure to purchases of goods from Asia payable in U.S. dollars and certain other contracts to reduce their economic exposure to receipts payable in currencies other than home country functional currencies.

Contracts entered into to reduce the Company's exposure to translated earnings of foreign subsidiaries are marked to market at the end of each month, and gains or losses are included in Other Income (Expense)—Net. Gains or losses on foreign exchange contracts entered into to reduce the Company's exposure to payables and receivables related to product purchases and sales denominated in other than functional currencies are included in income or loss as the underlying hedged transactions are completed.

At January 31, 2006, the Company and its subsidiaries had forward foreign exchange contracts outstanding having a total contract amount of approximately $34.2 million with a weighted average maturity of 112 days. If there were a ten percent adverse change in foreign currency exchange rates relative to the outstanding forward exchange contracts, the loss in earnings from the amount included in other comprehensive income for the year ended January 31, 2006 would be approximately $3.4 million, before the effect of income taxes. Any hypothetical loss in earnings would be offset by changes in the underlying value of translated earnings, to the extent such earnings or income is equal to the amount of currency exposed, or for product purchases by lower cost of sales.

Interest Rates

At January 31, 2006, the Company had outstanding approximately $175.7 million of fixed rate long-term debt (including current maturities.) The fair value of long-term fixed interest rate debt is subject to interest rate risk. Generally, among other factors including credit ratings, the fair value of fixed interest rate debt will increase as interest rates fall and decrease as interest rates rise. The estimated fair value of the Company's total long-term fixed rate debt (including current portion) at January 31, 2006 was $185.7 million, which was more than the carrying value by $10.0 million. Fair values were determined primarily from quoted market values since almost all the fixed rate long-term debt at January 31, 2006 consists of the Company's outstanding publicly traded subordinated notes. A one-percentage point decrease from prevailing interest rates at January 31, 2006, would result in an estimated increase in fair value of total fixed rate long-term debt of approximately $8.0 million. A one-percentage point increase from prevailing interest rates during fiscal 2006 would have resulted in an estimated increase in interest expense for variable rate debt of $1.4 million. Actual interest rates could change significantly more than one percent.

At January 31, 2006, the Company had no outstanding interest rate swap agreements.

Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the "Reform Act") provides a safe harbor for forward-looking statements made by or on behalf of the Company. The Company and its representatives may, from time to time, make written or verbal forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and in its reports to stockholders. Generally, the inclusion of the words "believe", "expect," "intend," "estimate," "anticipate," "will," and similar expressions (and their negatives) identify statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that are intended to come within the safe harbor protection provided by those sections. All statements addressing operating performance, events, or developments that the Company expects or anticipates will occur in the future, including statements relating to advertising and marketing strategy, sourcing strategy, sales growth, earnings or earnings per share growth, and market share, as well as statements expressing optimism or pessimism about future operating results, are forward-looking statements within the meaning of the Reform Act. The forward-looking statements are and will be based upon management's then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

By their nature, all forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements for a number of reasons, including but not limited to the risk factors set forth in Item 1A. Risk Factors in the Company's Annual Report on Form 10-K for the year ended January 31, 2006.

We will provide without charge to each person, including any beneficial owner, to whom this annual report is delivered, upon the written or oral request of that person, a copy of our annual report on Form 10-K. Requests for these copies should be directed to Samsonite Corporation, Attention: Secretary, 11200 East 45th Avenue, Denver, Colorado 80239, telephone 303-373-2000.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Samsonite Corporation:

We have audited the accompanying consolidated balance sheets of Samsonite Corporation and subsidiaries as of January 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity (deficit) and comprehensive income (loss), and cash flows for each of the years in the three-year period ended January 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Samsonite Corporation and subsidiaries as of January 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended January 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2, Samsonite Corporation restated its consolidated financial statements as of January 31, 2005 and for the years ended January 31, 2005 and 2004.

KPMG LLP

Denver, Colorado
May 11, 2006

Consolidated Balance Sheets

January 31, 2006 and 2005
(Dollars in thousands, except per share amounts)

	January 31, 2006	January 31, 2005 (restated)
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 85,448**	56,378
Trade accounts receivable, net of allowances for doubtful accounts of $7,213 and $8,476 (Note 11)	**113,528**	112,698
Other receivables	**2,056**	2,441
Inventories (Notes 5 and 11)	**133,683**	136,143
Deferred income tax assets (Note 14)	**8,652**	10,040
Assets held for sale (Note 6)	**1,515**	16,261
Prepaid expenses and other current assets	**28,212**	24,538
Total current assets	**373,094**	358,499
Property, plant and equipment, net (Notes 7 and 11)	**89,100**	98,810
Intangible assets, less accumulated amortization of $38,389 and $37,955 (Notes 8 and 11)	**91,658**	90,816
Other assets and long-term receivables, net of allowance for doubtful accounts of $0 and $66 (Note 9)	**13,399**	14,958
	$ 567,251	563,083
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Short-term debt (Note 10)	**$ 9,396**	15,505
Current installments of long-term obligations (Note 11)	**1,048**	1,792
Accounts payable	**101,893**	73,119
Accrued interest	**4,055**	4,614
Accrued compensation and employee benefits	**25,539**	25,695
Accrued income taxes	**10,192**	7,482
Other accrued liabilities	**43,641**	41,540
Total current liabilities	**195,764**	169,747
Long-term obligations, less current installments (Note 11)	**296,784**	337,049
Deferred income tax liabilities (Note 14)	**22,897**	25,967
Other non-current liabilities (Notes 12 and 15)	**86,962**	72,731
Total liabilities	**602,407**	605,494
Minority interests in consolidated subsidiaries	**16,057**	13,931
Stockholders' equity (deficit) (Notes 3, 11 and 13):		
Preferred stock ($0.01 par value; 2,000,000 shares authorized; 159,082 and 159,932 convertible shares issued and outstanding at January 31, 2006 and 2005, respectively)	**193,981**	180,127
Common stock ($0.01 par value; 1,000,000,000 shares authorized; 227,159,626 and 235,334,708 shares issued at January 31, 2006 and 2005, respectively, and 227,159,626 and 224,834,708 shares outstanding at January 31, 2006 and 2005, respectively)	**2,272**	2,353
Additional paid-in capital	**354,760**	769,695
Accumulated deficit	**(539,420)**	(537,910)
Accumulated other comprehensive loss	**(62,806)**	(50,607)
	(51,213)	363,658
Treasury stock, at cost (10,500,000 shares)	**—**	(420,000)
Total stockholders' deficit	**(51,213)**	(56,342)
Commitments and contingencies (Notes 1, 3, 4, 10, 11, 13, 14, 15, and 17)	**$ 567,251**	563,083

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

(Dollars in thousands, except per share amounts)

	Year ended January 31, 2006	2005	2004
		(restated)	(restated)
Net sales	**$966,886**	902,896	776,451
Cost of goods sold	**496,505**	485,882	428,544
Gross profit	**470,381**	417,014	347,907
Selling, general and administrative expenses	**381,185**	341,532	273,213
Amortization and impairment of intangible assets (Notes 4 and 8)	**862**	3,214	2,578
Asset impairment charge (Note 4)	**5,450**	671	2,658
Provision for restructuring operations (Note 4)	**9,849**	5,862	1,768
Operating income	**73,035**	65,735	67,690
Other income (expense):			
Interest income	**2,052**	549	396
Interest expense and amortization of debt issue costs and premium	**(30,496)**	(35,206)	(43,528)
Other income (expense)—net (Note 18)	**(9,872)**	(23,603)	(8,024)
Income before income taxes and minority interests	**34,719**	7,475	16,534
Income tax expense (Note 14)	**(16,516)**	(13,652)	(11,235)
Minority interests in earnings of subsidiaries	**(4,882)**	(3,521)	(2,548)
Net income (loss)	**13,321**	(9,698)	2,751
Preferred stock dividends and accretion of senior redeemable preferred stock discount (Note 3)	**(14,831)**	(13,683)	(31,055)
Net loss to common stockholders	**$ (1,510)**	(23,381)	(28,304)
Loss per share—basic and diluted:			
Weighted average common shares outstanding	**226,587**	224,764	122,842
Net loss to common stockholders	**$ (0.01)**	(0.10)	(0.23)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity (Deficit) and Comprehensive Income (Loss)

(Dollars in thousands, except share amounts)

	Preferred stock	Common stock	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Comprehensive income (loss)	Treasury stock
Balance, January 31, 2003 (as reported)	$ —	304	490,310	(480,475)	(54,837)		(420,000)
Restatement adjustment (Note 2)	—	—	—	(5,750)	—		—
Balance, January 31, 2003 (restated)	—	304	490,310	(486,225)	(54,837)		(420,000)
Net income (restated)	—	—	—	2,751	—	2,751	—
Unrealized gain (loss) on cash flow hedges (net of income tax effect of $2,423)	—	—	—	—	(4,331)	(4,331)	—
Reclassification of net loss on cash flow hedges to net income (net of income tax effect of $2,258)	—	—	—	—	3,991	3,991	—
Foreign currency translation adjustment	—	—	—	—	16,033	16,033	—
Minimum pension liability adjustment (Note 15)	—	—	—	—	7,004	7,004	—
Comprehensive income	—	—	—	—		25,448	—
Issuance of 106,000 shares of 8% convertible preferred stock (Note 3)	106,000	—	—	—	—		—
Conversion of 13⅞% senior redeemable preferred stock to 53,982 shares of 8% convertible preferred stock and 204,839,751 shares of common stock and warrants to purchase 15,515,892 shares of common stock (Note 3)	53,982	2,048	288,832	—	—		—
Issuance costs associated with issuance of 8% convertible preferred stock and conversion of 13⅞% senior redeemable preferred stock (Note 3)	—	—	(10,709)	—	—		—
Preferred stock dividends and accretion of preferred stock discount (Note 3)	6,516	—	—	(31,055)	—		—
Balance, January 31, 2004 (restated)	166,498	2,352	768,433	(514,529)	(32,140)		(420,000)
Net loss (restated)	—	—	—	(9,698)	—	(9,698)	—
Unrealized gain (loss) on cash flow hedges (net of income tax effect of $918)	—	—	—	—	(1,693)	(1,693)	—
Reclassification of net loss on cash flow hedges to net loss (net of income tax effect of $445)	—	—	—	—	549	549	—
Foreign currency translation adjustment	—	—	—	—	448	448	—
Minimum pension liability adjustment (Note 15)	—	—	—	—	(17,771)	(17,771)	—
Comprehensive loss	—	—	—	—		(28,165)	—
Stock compensation expense	—	—	1,209	—	—		—
Conversion of 50 shares of preferred stock to 129,384 shares of common stock	(54)	1	53	—	—		—
Preferred stock dividends and accretion of preferred stock discount (Note 3)	13,683	—	—	(13,683)	—		—
Balance, January 31, 2005 (restated)	180,127	2,353	769,695	(537,910)	(50,607)		(420,000)
Net income	—	—	—	13,321	—	13,321	—
Unrealized gain (loss) on cash flow hedges (net of income tax effect of $546)	—	—	—	—	1,310	1,310	—
Reclassification of net loss on cash flow hedges to net income (net of income tax effect of $885)	—	—	—	—	1,426	1,426	—
Foreign currency translation adjustment	—	—	—	—	(5,702)	(5,702)	—
Minimum pension liability adjustment (Note 15)	—	—	—	—	(9,233)	(9,233)	—
Comprehensive income						1,122	
Stock compensation expense	—	—	4,007	—	—		—
Conversion of 850 shares of preferred stock to 2,324,918 shares of common stock	(977)	24	953	—	—		—
Preferred stock dividends and accretion of preferred stock discount (Note 3)	14,831	—	—	(14,831)	—		—
Retirement of 10,500,000 shares of treasury stock	—	(105)	(419,895)	—	—		420,000
Balance, January 31, 2006	**$193,981**	**2,272**	**354,760**	**(539,420)**	**(62,806)**		**—**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
(Dollars in thousands)

	Year ended January 31,		
	2006	2005	2004
		(restated)	(restated)
Cash flows from operating activities:			
Net income (loss)	**$ 13,321**	(9,698)	2,751
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Loss (gain) on disposition of assets held for sale and fixed assets, net	**128**	(819)	107
Depreciation and amortization of property, plant and equipment	**17,057**	18,971	17,948
Amortization and write-off of debt issue costs and premium	**3,068**	6,500	3,110
Amortization and impairment of intangible assets	**862**	3,214	2,578
Deferred income tax benefit	**(1,477)**	(226)	(1,235)
Pension plan (gains) losses, net	**6,771**	3,243	398
Asset impairment charge	**5,450**	671	2,658
Provision for doubtful accounts	**327**	1,540	723
Provision for restructuring operations	**9,849**	5,862	1,768
Stock compensation expense	**5,497**	4,031	—
Changes in operating assets and liabilities:			
Trade and other receivables	**(8,220)**	(19,937)	1,199
Inventories	**(4,598)**	2,027	16,745
Other current assets	**(5,818)**	(1,002)	1,112
Accounts payable and accrued liabilities	**35,724**	19,499	(17,939)
Contribution to U.S. defined benefit pension plan	**(2,500)**	—	(5,000)
Other—net	**(3,883)**	850	1,060
Net cash provided by operating activities	**71,558**	34,726	27,983
Cash flows provided by (used in) investing activities:			
Purchases of property, plant and equipment:			
By Company and wholly-owned subsidiaries	**(18,878)**	(10,779)	(10,998)
By less than 100% owned subsidiaries	**(4,266)**	(1,705)	(1,839)
Proceeds from sale of property and equipment and other assets	**14,424**	4,094	3,823
Other	**(369)**	(440)	—
Net cash used in investing activities	**(9,089)**	(8,830)	(9,014)
Cash flows provided by (used in) financing activities:			
Proceeds from (payments of) short-term debt—net	**(5,672)**	8,792	(3,859)
Issuance of floating rate senior and 8⅞% senior subordinated notes	**—**	325,810	—
Repurchase of 10¾% and 11⅛% notes	**—**	(323,393)	—
Issuance costs of senior notes, convertible preferred stock and senior credit facility	**—**	(8,055)	(14,383)
Payments of other long-term obligations—net	**(1,285)**	(918)	(3,863)
Retirement of 8⅞% senior subordinated notes	**(30,075)**	—	—
Net payments of senior credit facility	**—**	—	(95,918)
Proceeds from issuance of convertible preferred stock	**—**	—	106,000
Other, net	**3,230**	960	600
Net cash provided by (used in) financing activities	**(33,802)**	3,196	(11,423)
Effect of exchange rate changes on cash and cash equivalents	**403**	(2,238)	(727)
Net increase in cash and cash equivalents	**29,070**	26,854	6,819
Cash and cash equivalents, beginning of year	**56,378**	29,524	22,705
Cash and cash equivalents, end of year	**$ 85,448**	56,378	29,524
Supplemental disclosures of cash flow information:			
Cash paid during the year for interest	**$ 28,420**	32,593	42,157
Cash paid during the year for income taxes, net	**$ 16,280**	11,016	12,377

Non-cash transactions:
Non-cash transactions are described in Notes 3 and 15.

See accompanying notes to consolidated financial statements.

Dollars and Euros in thousands, except per share amounts

(1) Summary of Significant Accounting Policies

(a) General Business The principal activity of Samsonite Corporation and subsidiaries (the "Company") is the manufacture and distribution of luggage, business and computer bags, outdoor and casual bags, and travel-related products throughout the world, primarily under the *Samsonite*® and *American Tourister*® brand names and other owned and licensed brand names. The principal luggage customers of the Company are department/specialty retail stores, mass merchants, catalog showrooms and warehouse clubs. The Company also sells its luggage, casual bags, business cases and other products through its Company operated stores.

(b) Principles of Consolidation The consolidated financial statements include the financial statements of Samsonite Corporation and its wholly-owned and majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company's foreign subsidiaries have fiscal year ends of December 31 and the results are consolidated up to that date.

Minority interests consist of other stockholders' ownership interests in majority-owned subsidiaries of the Company.

(c) Use of Estimates The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

(d) Cash Equivalents and Restricted Cash The Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents. As of January 31, 2006 and 2005, the Company has no restricted cash.

(e) Trade Accounts Receivable and Allowances for Doubtful Accounts Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company's accounts receivable are net of an allowance for doubtful accounts. The allowance for doubtful accounts is the Company's best estimate of the amount of potential credit losses. The allowance for doubtful accounts is reviewed by management and is adjusted for factors surrounding the credit risk of specific customers, historical trends and macroeconomic considerations. The Company provides allowances against receivables from specific customers in addition to a general allowance for amounts related to unidentified losses. Returns and customer allowances are adjusted for estimates by management based upon an assessment of historical trends, relevant product life cycles, information from customers, and specific promotional activities related to current sales activity. In the event that actual losses differ from the Company's estimates, or there is an increase in exposure relating to sales to specific customers, results of future periods may be impacted.

With respect to trade receivables, concentration of credit risk is limited due to the diversity in the Company's customer base and geographic areas covered by the Company's operations.

(f) Inventories The Company values inventories at the lower of cost generally using the first-in, first-out ("FIFO") method, or market. The Company writes down the cost of excess, slow moving and obsolete inventory to estimated net realizable value. If actual demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

The Company recorded incremental obsolescence provisions of approximately $3,900 for both fiscal 2006 and 2005 in connection with initiatives undertaken to reduce the number of its worldwide inventory SKU's (stock keeping units) and the anticipated requirement to heavily discount certain inventories in order to achieve the inventory reduction goals.

(g) Impairment of Long-lived Assets and Assets to Be Disposed Of Property, plant and equipment and other long-lived assets, including amortizable intangible assets, capital leases, long-term prepaid assets and other long-lived assets held and used, are reviewed for impairment whenever events or circumstances indicate that the carrying value may not be recoverable. Recoverability is tested by comparing expected undiscounted cash flows from the long-lived asset or group of long-lived assets to the carrying value of the asset(s); if the undiscounted cash flows are less than the carrying value, an impairment loss is recorded to write-down the carrying value to estimated fair value. Fair value is estimated based on the best information available: quoted market prices, estimated prices for similar assets, or valuation techniques such as discounted cash flow models.

Assets to be disposed of are separately presented in the Consolidated Balance Sheets and reported at the lower of the carrying amount or fair value, less costs to sell, and are no longer depreciated.

(h) Property, Plant and Equipment Property, plant and equipment acquired subsequent to the adoption of fresh-start reporting in 1993 are stated at cost. In connection with the adoption of fresh-start reporting at June 30, 1993,

Dollars and Euros in thousands, except per share amounts

the Company was required to adjust property, plant and equipment to fair value. Assets under capital leases are stated at the present value of the future minimum lease payments. Improvements which extend the life of an asset are capitalized. Maintenance and repair costs are expensed as incurred.

Depreciation and amortization are provided on the straight-line method over the estimated useful lives of the assets as follows:

Buildings	10 to 50 years
Machinery, equipment and other	4 to 13 years
Computer software	3 to 10 years
Leasehold improvements	3 to 48 years

(i) Intangible Assets Intangible assets consist of goodwill, tradenames, licenses, patents, leasehold rights and other intangible assets. Intangible assets which are considered to have an indefinite life are not amortized but are tested for impairment at least annually or more frequently if events or circumstances indicate that the asset may be impaired. In connection with the adoption of fresh start reporting at June 30, 1993, the Company was required to adjust intangible assets to fair value.

Intangible assets which have a finite life are amortized over their estimated useful lives as follows:

Patents, trademarks and other	4 to 18 years
Leasehold rights	5 years

Intangible assets having a finite life are tested for impairment whenever events or circumstances indicate that the asset may be impaired.

(j) Debt Issuance Costs Costs incurred in connection with the issuance of new debt instruments are deferred and included in other assets. Such costs are amortized as additional interest expense over the term of the related debt obligation or charged to other expense on a pro-rata basis as the related debt is retired.

(k) Per Share Data The Company computes both "basic" and "diluted" earnings per share information for inclusion in the consolidated financial statements. Basic earnings per share is computed by dividing net income (loss) to common stockholders by the weighted average number of common shares outstanding. For periods that have income available to common stockholders, diluted earnings per share is calculated by dividing net income before preferred stock dividends by the weighted average number of common shares outstanding increased for the potentially dilutive common shares issuable for stock options, warrants and convertible preferred stock.

Loss per share—basic and diluted for the years ended January 31, 2006, 2005 and 2004 is computed based on the weighted average number of shares of common stock outstanding during the period of 226,587,304, 224,764,006 and 122,842,078, respectively. Basic loss per share and loss per share assuming dilution are the same for the years ended January 31, 2006, 2005 and 2004 because the net loss to common stockholders causes potentially dilutive common shares to be antidilutive.

Antidilutive common stock equivalents include: options to purchase 69,975,758, 55,242,713 and 1,738,300 shares of common stock at January 31, 2006, 2005 and 2004, respectively; outstanding warrants to purchase approximately 15,515,892 shares of common stock at an exercise price of $0.75 per share at January 31, 2006, 2005 and 2004; warrants to purchase 828,356 shares of common stock at an exercise price of $13.02 per share at January 31, 2006, 2005 and 2004, and preferred stock convertible into 461,861,317 shares, 413,349,524 shares and 396,337,121 at January 31, 2006, 2005 and 2004, respectively.

(l) Derivative Financial Instruments The Company accounts for derivative financial instruments in accordance with the provisions of Statement of Financial Accounting Standards No. 133, *"Accounting for Derivative Instruments and Hedging Activities"* ("SFAS 133"), and its corresponding amendments under SFAS No. 138 and SFAS 149. SFAS 133 requires the Company to measure all derivatives at fair value and to recognize them in the consolidated balance sheet as an asset or liability, depending on the Company's rights or obligations under the applicable derivative contract. For derivatives designated as fair value hedges, the changes in the fair value of both the derivative instrument and the hedged item are recorded in earnings. For derivatives designated as cash flow hedges, the effective portions of changes in fair value of the derivative are reported in other comprehensive income ("OCI") and are subsequently reclassified into earnings when the hedged item affects earnings. Changes in fair value of derivative instruments not designated as hedging instruments and ineffective portions of hedges are recognized in earnings in the current period.

The Company periodically enters into derivative transactions to hedge interest rates on floating rate debt obligations and forecasted foreign currency transactions. These derivatives are classified as cash flow hedges. The Company also enters into derivative transactions to reduce exposure to the effect of exchange rates on the earnings of foreign operations (primarily the effect of changes in the euro exchange rate on the results of the Company's significant European operations). These derivative transactions to hedge the effect of exchange rates on foreign earnings are not allowed hedge accounting treatment under SFAS 133 or under SFAS 52; therefore, the Company records these instruments at fair value and recognizes realized and unrealized gains and losses in Other Income (Expense)—Net.

Net gains or losses on interest rate hedges are recorded in interest expense when reclassified to earnings. Net gains or losses on hedges of forecasted foreign currency transactions are reclassified to revenues or cost of sales depending on the type of transaction being hedged and are reclassified from other comprehensive income as the underlying hedged transactions occur. At January 31, 2006, cash flow hedges for forecasted foreign currency transactions extend until October 2006. The estimated amount of net gains from foreign currency hedges expected to be reclassified into earnings within the next 12 months is $522. The amount ultimately reclassified into earnings will be dependent on the effect of changes in interest rates and currency exchange rates as derivative agreements mature. The Company did not enter into any interest rate hedges during the years ended January 31, 2006, 2005 and 2004.

(m) Foreign Currency Translation, Exchange Risk and Financial Instruments The accounts of the Company's foreign subsidiaries and affiliates are measured using the local currency as the functional currency. For those operations, assets and liabilities are translated into U.S. dollars at period-end exchange rates. Income and expense accounts are translated at average monthly exchange rates. Net exchange gains or losses resulting from such translation are excluded from results of operations and accumulated as a separate component (foreign currency translation adjustment) of stockholders' deficit. Gains and losses from foreign currency transactions as a result of operating activities are included in cost of sales and general and administrative expenses; gains or losses from intercompany payables and denominated in foreign currencies are included in Other Income (Expense)—Net.

The Company has designated the principal balance of €100,000 ($121,520 at January 31, 2006) of its senior floating rate notes as a hedge of the foreign currency exposure related to the investment in its European operations. For the year ended January 31, 2006, an exchange gain of $8,830 from the translation of these notes to U.S. dollars was included in the foreign currency translation adjustment.

(n) Revenue Recognition Revenues from wholesale product sales are recognized when (i) evidence of a sales arrangement at a fixed and determinable price exists (usually in the form of a sales order), (ii) collectibility is reasonably assured, and (iii) title transfers to the customer. Provisions are made for estimates of markdown allowances, warranties, returns and discounts at the time product sales are recognized. Shipping terms are predominately FOB shipping point (title transfers to the customer at our shipping location) except in certain Asian countries where title transfers upon delivery to the customer. In all cases, sales are recognized upon transfer of title to customers. Revenues from retail sales are recognized at the point-of-sale to consumers.

The Company licenses its brand names to certain unrelated third parties as well as certain foreign subsidiaries and joint ventures. Net sales include royalties earned and sales of licenses to third parties of $16,564, $19,901 and $22,041, for the years ended January 31, 2006, 2005 and 2004, respectively.

(o) Stock-Based Compensation As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), the Company accounts for stock-based employee compensation arrangements using the intrinsic value method in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and Financial Accounting Standards Board Interpretation No. 44 ("FIN 44") "Accounting for Certain Transactions Involving Stock Compensation—an Interpretation of APB 25," and discloses the effect on net income (loss) and earnings (loss) per share as if the Company had applied the fair value recognition provisions of SFAS 123. Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company's stock and the exercise price and, for certain options where the ultimate number of shares issued under the grant is not fixed, compensation expense is variable and remeasured based on the fair value of the Company's stock at the end of each fiscal quarter.

Dollars and Euros in thousands, except per share amounts

The following table illustrates the pro forma effect of expensing stock options under the fair value recognition provisions of SFAS 123.

	Years ended January 31,		
	2006	2005	2004
		(restated)	(restated)
Net loss to common stockholders, as reported	**$(1,510)**	(23,381)	(28,304)
Add stock-based compensation expense	**5,497**	4,031	—
Deduct stock-based compensation expense determined under fair value method	**(7,523)**	(4,746)	(293)
Pro forma net loss to common stockholders	**$(3,536)**	(24,096)	(28,597)
Net loss to common stockholders per share—basic and diluted:			
As reported	**$ (0.01)**	(0.10)	(0.23)
Pro forma	**$ (0.02)**	(0.11)	(0.23)

The fair value of each option grant in 2006 and 2005 was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in the year ended January 31, 2006 and 2005: no dividend yield; volatility of 52%; weighted-average risk-free interest rate of 3.24% to 3.75%; and weighted-average expected life of 4.5 years. There were no options granted in fiscal 2004.

(p) Advertising Expense Costs for producing media advertising are deferred until the related advertising appears in print or television media, at which time such costs are expensed. Other advertising costs are expensed as incurred. Cooperative advertising costs associated with customer support programs giving the Company an identifiable advertising benefit equal to at least the amount of the advertising allowance are accrued and charged to selling, general and administrative expenses when the related revenues are recognized. Cooperative advertising expense was approximately $24,779, $21,149 and $17,541 during the years ended January 31, 2006, 2005 and 2004, respectively. Advertising expense (including cooperative advertising) was approximately $63,600, $50,600 and $37,000 during the years ended January 31, 2006, 2005 and 2004, respectively. Promotional expense (including catalog development, trade fairs, sales samples, brochure inserts and point of display materials) was approximately $7,100, $6,700 and $5,300 during the years ended January 31, 2006, 2005 and 2004, respectively. From time to time, the Company offers various types of incentive arrangements such as cash or payment discounts, rebates or free products. All such incentive arrangements are accrued and charged to reduce reported revenues when incurred.

(q) Reclassifications Certain reclassifications were made to the consolidated financial statements for prior periods to conform to the January 31, 2006 presentation. Such reclassifications include the reclassification of gains or losses from foreign currency transactions related to transactions made in the ordinary course of business to cost of sales and selling, general and administrative expenses for all periods presented for all segments. For the year ended January 31, 2005, this reclassification decreased previously reported amounts for consolidated cost of sales by $712, decreased selling, general and administrative costs by $19, and increased other expense by $731. For the year ended January 31, 2004, this reclassification increased previously reported amounts for cost of sales by $2,035 and decreased other expense by $2,035.

(r) Warranties The Company's warranty reserves are recorded on the consolidated balance sheet to reflect contractual liabilities relating to warranty commitments to customers. Warranty coverage of various lengths and terms is provided to customers depending on standard offerings. An estimate for warranty expense is recorded at the time of sale based on historical warranty return rates and repair costs. The Company's warranty reserves are not significant in any given year.

(s) Software Purchase and Development Costs The Company capitalizes the costs of purchased software and costs to configure, install and test software. Software assessment and evaluation, process reengineering, data conversion, training, maintenance and ongoing software support costs are expensed.

Capitalized software is amortized over its estimated useful life, typically three to ten years. Amortization expense was $2,107, $1,514 and $1,490 in fiscal 2006, 2005 and 2004, respectively, and is included in selling, general and administrative expense. The unamortized balance of capitalized software was $3,163 and $4,355 at January 31, 2006 and 2005, respectively.

(t) Cost of Sales and Selling, General and Administrative Expense The Company includes the following types of costs in cost of goods sold: direct product purchase and manufacturing costs, duties, freight-in, receiving, inspection, internal transfer costs, and procurement and manufacturing overhead. The Company includes the following types of costs in selling, general and administrative expenses ("SG&A"): warehousing, order entry, billing, credit, freight-out, warranty, salaries and benefits of administrative and sales personnel, rent, insurance, taxes, office supplies, professional fees, travel, communications, advertising, investor relations, public company expenses and other expenses of a general and administrative nature not directly related to the cost of acquiring or manufacturing its products. Other comparable companies may include warehousing, freight-out and other types of costs that the Company includes in SG&A in cost of goods sold.

(u) Income Taxes The Company uses the liability method for determining income taxes, under which current and deferred tax liabilities and assets are recorded in accordance with enacted tax laws and rates. Under this method, the amounts of deferred tax liabilities and assets at the end of each period are determined using the tax rate expected to be in effect when taxes are actually paid or recovered. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not.

Deferred income taxes are provided for the estimated income tax effect of temporary differences between financial and tax bases in assets and liabilities. Deferred tax assets are also provided for certain tax credit carryforwards. A valuation allowance to reduce deferred tax assets is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company intends to indefinitely reinvest certain earnings of our foreign subsidiaries in operations outside the U.S., and accordingly, income taxes have not been provided on such earnings. The Company does provide U.S. and additional non-U.S. taxes on earnings anticipated to be repatriated from non-U.S. subsidiaries.

We are subject to the jurisdiction of numerous domestic and foreign tax authorities, as well as to tax agreements and treaties among these governments. Operations in these different jurisdictions are taxed on various bases. Determination of taxable income in any jurisdiction requires the interpretation of the related tax laws and regulations and the use of estimates and assumptions regarding significant future events, such as the amount, timing and character of deductions, permissible revenue recognition methods under the tax law and the sources and character of income and tax credits. Changes in tax laws, regulations, agreements and treaties, foreign currency exchange restrictions or our level of operations or profitability in each taxing jurisdiction could have an impact upon the amount of income taxes provided during any given year.

Tax filings for various periods are subject to audit by tax authorities in most jurisdictions where the Company conducts business. These audits may result in assessments of additional taxes that are resolved with the authorities or potentially through the courts.

(2) Restatement of Fiscal Year 2005 and 2004 Financial Statements

On May 3, 2006, the Company determined that the deferred tax asset valuation allowance at January 31, 2003 was understated by $5,750 because of the incorrect use of deferred tax liabilities associated with indefinite lived intangible assets to reduce the amount of valuation allowance computed for United States deferred tax assets. The error also had the effect of understating income tax expense by $649 and $804 for the years ended January 31, 2005 and 2004, respectively. The Company has corrected the error by restating its accumulated deficit as of February 1, 2003, and its consolidated statements of operations for the years ended January 31, 2005 and 2004 for the understatement of income tax expense in those periods, and restated its January 31, 2005 consolidated balance sheet for the effect of the change on deferred tax assets and deferred tax liabilities. The Company has also made certain other immaterial corrections to its income tax disclosures in Note 14.

Dollars and Euros in thousands, except per share amounts

The following tables summarize the impact of the restatement discussed above on the previously issued consolidated balance sheet as of January 31, 2005 and the effect on the previously issued consolidated statements of operations and statements of other comprehensive loss for the years ended January 31, 2005 and 2004. The effects on previously issued quarterly financial statements for fiscal 2006 and 2005 are summarized in Note 19.

	As of January 31, 2005		
	As Previously Reported	Adjustment	As Restated
Consolidated Balance Sheet			
Deferred income tax asset	$ 12,692	(2,652)	10,040
Total assets	565,735	(2,652)	563,083
Deferred income tax liability	21,416	4,551	25,967
Total liabilities	600,943	4,551	605,494
Accumulated deficit	(530,707)	(7,203)	(537,910)
Total stockholders' deficit	(49,139)	(7,203)	(56,342)

	For the Year Ended January 31, 2005		
	As Previously Reported	Adjustment	As Restated
Consolidated Statement of Operations			
Income tax expense	$ (13,003)	(649)	(13,652)
Net loss	(9,049)	(649)	(9,698)
Net loss to common stockholders	(22,732)	(649)	(23,381)
Net loss per share to common stockholders—basic and diluted	(0.10)	—	(0.10)
Consolidated Statement of Comprehensive Loss:			
Net loss	$ (9,049)	(649)	(9,698)
Comprehensive loss	(27,516)	(649)	(28,165)

	For the Year Ended January 31, 2004		
	As Previously Reported	Adjustment	As Restated
Consolidated Statement of Operations			
Income tax expense	$ (10,431)	(804)	(11,235)
Net income	3,555	(804)	2,751
Net loss to common stockholders	(27,500)	(804)	(28,304)
Net loss per share to common stockholders—basic and diluted	(0.22)	(0.01)	(0.23)
Consolidated Statement of Comprehensive Income:			
Net income	$ 3,555	(804)	2,751
Comprehensive income	26,252	(804)	25,448

(3) Refinancing, Recapitalization and Convertible Preferred Stock

(a) Refinancing On May 21, 2004, the Company retired $14,600 of its 10¾% Senior Subordinated Notes (the "10¾% Notes") through an open market purchase at a price of 103.50% of the principal amount, and on May 25, 2004, the Company commenced an offer to purchase and consent solicitation for the purpose of retiring and refinancing the remaining principal balance of the 10¾% Notes of $308,300. Holders of the notes who tendered their notes prior to June 8, 2004 received a total tender offer consideration of $1.04267 per $1.00 of principal amount plus accrued and unpaid interest. Notes that remained outstanding following the expiration of the tender offer on June 8, 2004 were redeemed on July 11, 2004 at a redemption price of $1.035833 per $1.00 of principal amount plus accrued and unpaid interest.

To refinance the 10¾% Notes and to pay the tender and redemption premiums, on June 9, 2004 the Company issued €100,000 ($121,520 at January 31, 2006) senior floating rate notes due 2010 and $205,000 8⅞% senior subordinated notes due 2011. See Note 10 for a description of the senior notes and the senior subordinated notes.

A total of $17,767 of redemption premiums, tender and consent solicitation payments, dealer-manager fees and deferred financing costs were charged to Other Income (Expense)—Net in connection with the repurchase and retirement of the 10¾% notes. Additionally, a total of $8,055 of deferred financing costs were incurred in connection with the issuance of the floating rate senior notes and the 8⅞% senior subordinated notes.

(b) Recapitalization and Convertible Preferred Stock On July 31, 2003, the Company closed a recapitalization transaction, which reduced the Company's indebtedness and retired the Company's then outstanding senior redeemable preferred stock. As part of the recapitalization, new investors purchased at par for cash 106,000 shares of a new series of the Company's convertible preferred stock with an initial dividend rate of 8% and a liquidation preference of $106,000. The recapitalization provided for the holders of the existing senior redeemable preferred stock to exchange their preferred stock for either (i) a combination of the new 8% convertible preferred stock, or (ii) a combination of shares of common stock and common stock purchase warrants. Additionally, the Company's then existing bank credit facility was replaced with a new $60,000 revolving credit agreement and all outstanding amounts owed under the old senior bank credit facility were repaid. As a result of the recapitalization, all of the 281,131 outstanding shares of 13⅞% senior redeemable preferred stock, which had an aggregate liquidation preference of $352,000 on July 31, 2003, were exchanged for 53,982 shares of new convertible preferred stock with an aggregate liquidation preference of $53,982, 204,839,751 shares of common stock, and warrants to purchase 15,515,892 shares of common stock at an exercise price of $0.75 per share expiring on July 31, 2013. All of the common stock purchase warrants were issued to one of the new investors in the 8% convertible preferred stock who also held a significant ownership position in the existing senior redeemable preferred stock. The Company used the proceeds from the sale of the new preferred stock and borrowings under the new senior credit facility to repay all amounts outstanding under the old senior credit facility, to pay fees and expenses incurred in connection with the recapitalization and to make a $5,000 contribution to its U.S. defined benefit pension plan.

The exchange of the 13⅞ senior redeemable preferred stock for the new convertible stock, common stock, and common stock purchase warrants was accounted for as a change within equity; accordingly, no gain or loss was recognized and the excess of the carrying value of the 13⅞% senior redeemable preferred stock over the sum of the initial liquidation preference of the new 8% convertible preferred stock and the par value of the common stock issued was credited to additional paid-in capital in the amount of $288,832. The conversion price of the new 8% convertible preferred stock was fixed on May 1, 2003 at that day's market price of $0.42 per share. In accounting for the conversion feature of the 8% convertible preferred stock, May 1, 2003 was recognized as the commitment date. As of that date, the Company had obtained voting agreements from a majority of the then outstanding common and preferred stock to approve the recapitalization.

At January 31, 2006 the convertible preferred stock had a liquidation preference of $193,981, including cumulative dividends in the amount of $34,900 that have accrued but have not been paid. The 8% dividend rate may increase or decrease on or after July 31, 2008 under certain conditions relating to whether accrued and owing dividends have been paid, the percentage of our outstanding voting stock held by our major stockholders and the number of non-independent members on our board of directors. In the event of a liquidation, change of control, qualified public offering of common stock, or qualified recapitalization (all as defined in the Certificate of Designation and Powers governing the terms of the convertible preferred stock), the accrual and compounding of dividends for the period up to and including the June 15, 2007 dividend payment date are deemed to have accelerated and fully accrued as of the date immediately prior to the liquidation, change of control, qualified public offering of common stock, or qualified recapitalization. The preferred stock is convertible into the Company's common stock at any time at the option of the holder at a price of $0.42 per common share. Upon a qualified public offering of common stock (as defined in the Certificate of Designation and Powers), all outstanding shares of the convertible preferred stock shall be converted automatically into the number of shares of common stock into which they are convertible immediately prior to the occurrence of the qualified public offering. At January 31, 2006, the preferred stock is convertible into approximately 462 million shares of the Company's common stock. The convertible preferred stock votes with the common stock on an as-converted basis on all matters

Dollars and Euros in thousands, except per share amounts

submitted to a vote of common stockholders. If we distribute dividends to any class of securities that are junior to our convertible preferred stock (including our common stock), each holder of convertible preferred stock shall have the option to elect, in lieu of an adjustment to the convertible preferred stock conversion price, to participate in such dividend or distribution pro rata with the holders of the junior securities as if their shares of convertible preferred stock had been converted immediately before the record date for such dividend or distribution. The Company has the option to redeem the convertible preferred stock at any time after July 31, 2011 at a redemption price of $1,000 per share (as adjusted for any stock dividends, combinations, splits or recapitalizations with respect to such shares) plus all accrued and unpaid dividends.

(4) Asset Impairment and Provision for Restructuring Operations

Fiscal 2006

A restructuring charge was incurred in the European segment in connection with the August 31, 2005 sale of the Henin-Beaumont, France facility (the "H-B site"). The Company made cash payments to the purchaser of $9,923 and has an additional payment obligation of $1,421 in 24 months, all of which relate to the assumption by the purchaser of the Company's liability and responsibility for employee pension and social costs for the 206 employees at the H-B site. A restructuring charge of $8,666 was recorded which represents the amount of cash payment obligations less amounts previously accrued for pension and other benefit liabilities for the H-B site employees. The Company also incurred legal and consulting costs of approximately $1,171 related to the sale of the H-B site that are included in cost of sales for the year ended January 31, 2006. An asset impairment charge of $5,450 was also recorded upon the decision to sell the H B site for the write off of the net book value of the H-B site property, plant and equipment sold to the purchaser. No additional costs are expected to be incurred during fiscal 2007 related to the sale of the H-B site. In connection with the sale, the Company agreed to purchase luggage products from the purchaser of the H-B site for a period of 24 months following the sale in the amount of €11,428 ($13,887 at January 31, 2006), approximately €3,808 ($4,627 at January 31, 2006) of the commitment was satisfied as of January 31, 2006.

The Company also relocated its softside development center from Torhout, Belgium to its Oudenaarde, Belgium facility and eliminated the remaining positions at its Tres Cantos, Spain manufacturing facility. Each facility had been significantly downsized and restructured over the past several years. A restructuring charge of $1,389 was recorded related to severance obligations for 18 employees terminated as a result of these actions. No additional costs are expected to be incurred during fiscal 2007 related to the closure of the Torhout and Tres Cantos facilities.

Previously accrued restructuring charges of $207 related to North American and Latin American restructuring were reversed and recorded as a credit to restructuring charges because it was determined the original restructuring was over-accrued.

Fiscal 2005

The Company recorded a restructuring provision of $3,390 for the closure of the Tres Cantos, Spain manufacturing plant and severance costs associated with approximately 40 positions that were eliminated. An asset impairment provision of $671 was also recorded to write-down costs related to a project to convert an idle U.S. factory to a warehouse. The Company also recorded a charge of $685 for lease termination costs related to the closure of the Nogales, Mexico production facility. Production at this facility ceased during July 2004 and the facilities were vacated during the third quarter. The Company recorded a restructuring provision of $1,788 related to severance for the elimination of approximately 96 positions in the Company's Americas operations. At January 31, 2006, these restructurings had been completed and no restructuring accruals remain.

Fiscal 2004

In the fourth quarter of fiscal 2004, the Company decided to close its Nogales, Mexico hardside manufacturing plant and to begin sourcing hardside products for North America from its hardside plant in India. In connection with this plant closing, the Company recorded an impairment charge for Nogales manufacturing assets of $2,658 and a restructuring provision of $1,768 related to statutory severance costs for approximately 140 positions which were eliminated. At January 31, 2006, this restructuring has been completed and no restructuring accruals remain.

The following is a summary of restructuring accruals by segment for the three years ended January 31, 2006:

	Balance at Beginning of Year	Additions (Reversals) Net	Payments	Exchange Rate and Other	Balance at End of Year
Year ended January 31, 2006					
North America					
Severance and termination benefits	**$ 872**	**(183)**	**(513)**	**(44)**	**132**
Europe					
Manufacturing restructuring Severance and other	**88**	**10,056**	**(8,458)**	**(18)**	**1,668**
Latin America					
Severance and other	**660**	**(24)**	**(652)**	**16**	**—**
	$ 1,620	**9,849**	**(9,623)**	**(46)**	**1,800**
Year ended January 31, 2005					
North America					
Severance and termination benefits	$ —	1,130	(254)	(4)	872
Europe					
Manufacturing restructuring Severance and other	25	3,390	(3,334)	7	88
Latin America					
Nogales, Mexico manufacturing restructuring Severance and other	1,768	658	(1,768)	2	660
Lease termination	—	685	(685)	—	—
	$1,793	5,863	(6,041)	5	1,620
Year ended January 31, 2004					
Europe					
Manufacturing restructuring Severance and other	$ 577	—	(612)	60	25
Latin America					
Mexico City, Mexico manufacturing restructuring Severance and other	191	—	(186)	(5)	—
Nogales, Mexico manufacturing restructuring Severance and other	—	1,768	—	—	1,768
	$ 768	1,768	(798)	55	1,793

(5) Inventories

Inventories consisted of the following at January 31, 2006 and 2005:

	January 31, **2006**	2005
Raw materials	**$ 12,494**	14,495
Work in process	**2,877**	3,717
Finished goods	**118,312**	117,931
	$133,683	136,143

Dollars and Euros in thousands, except per share amounts

(6) Assets Held for Sale

Assets held for sale consisted of the following at January 31, 2006 and 2005:

	January 31, 2006	2005
Denver, Colorado campus[a]	$ —	11,484
Intangible assets related to apparel tradenames[b]	—	4,777
Stratford, Canada[c]	1,515	—
	$1,515	16,261

(a) *For several years, the Denver, Colorado campus facility was underutilized due to the closing of the factory and the relocation of certain functions. As a result, the campus was sold on March 15, 2005 for $14,165. Certain of the buildings were leased back for a two-year period with options to lease back for two additional one-year periods. A gain of $2,681 on the sale of the campus was deferred and is being amortized to rent expense over the two-year leaseback period.*

(b) *Of the tradenames held for sale at January 31, 2005, the Company sold certain tradenames having a net book value of $2,777. The Company has determined not to sell the remaining apparel tradenames having a net book value of $2,000 and reclassified the costs related to those trademarks to intangibles subject to amortization.*

(c) *The Company decided to sell its facility in Stratford, Canada and leaseback part of the facility and has classified the net book value of the facility to assets held for sale. The sale was completed in April 2006 for a sales price of approximately $6,300.*

(7) Property, Plant and Equipment

Property, plant and equipment consisted of the following at January 31, 2006 and 2005:

	January 31, 2006	2005
Land	$ 6,114	6,859
Buildings	56,963	69,667
Machinery, equipment and other	118,689	143,066
Computer software	19,910	13,236
	201,676	232,828
Less accumulated depreciation and amortization	(112,576)	(134,018)
	$ 89,100	98,810

Property, plant and equipment includes property and equipment under capital leases as follows at January 31, 2006 and 2005:

	January 31, 2006	2005
Buildings	$ —	1,453
Machinery, equipment and other	104	65
	104	1,518
Less accumulated amortization	(73)	(497)
	$ 31	1,021

(8) Intangible Assets

Intangible assets consisted of the following at January 31, 2006 and 2005:

	2006			2005		
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Intangibles subject to amortization						
Licenses	$ 7,762	(7,762)	—	7,762	(7,762)	—
Patents, trademarks and other	4,949	(3,274)	1,675	2,949	(2,751)	198
Leasehold rights	2,030	(1,482)	548	2,308	(1,393)	915
Unamortized prior service cost	1,609	—	1,609	1,873	—	1,873
	16,350	(12,518)	3,832	14,892	(11,906)	2,986
Intangibles not subject to amortization						
Tradenames	106,998	(22,855)	84,143	106,998	(22,855)	84,143
Goodwill	6,699	(3,016)	3,683	6,881	(3,194)	3,687
	113,697	(25,871)	87,826	113,879	(26,049)	87,830
Total	$130,047	(38,389)	91,658	128,771	(37,955)	90,816

There were no significant acquisitions of intangible assets for the fiscal year 2006. The Company reclassified trademarks having a net book value of $2,000 to intangibles subject to amortization from assets held for sale at January 31, 2005 because the Company determined not to sell the trademarks. Changes in the exchange rate between the U.S. dollar and other foreign currencies, primarily the euro, affect the reported gross and net book value of the Company's intangible assets. During fiscal 2006, the Company recorded a decrease in intangible assets of $264 in connection with an adjustment of the Company's minimum pension liability (see Note 15).

Amortization expense (not including impairment provisions) for intangible assets for the years ended January 31, 2006, 2005 and 2004 was $862, $2,358 and $1,293, respectively. Future amortization expense for the net carrying amount of intangible assets at January 31, 2006 is estimated to be $708 in fiscal 2007, $659 in fiscal 2008, $643 in fiscal 2009, $46 in fiscal 2010, $46 in fiscal 2011 and $459 beyond 2011.

(9) Other Assets and Long-Term Receivables

Other assets and long-term receivables consisted of the following at January 31, 2006 and 2005:

	Year ended January 31, 2006	2005
Deferred bank and subordinated note financing costs	**$ 7,372**	10,440
Deposits	**3,181**	3,065
Long-term deferred tax asset	**263**	174
Long-term receivables	**2,522**	1,158
Other	**61**	187
	13,399	15,024
Allowance for uncollectible receivables	**—**	(66)
	$13,399	14,958

(10) Short-Term Debt

As of January 31, 2006 and 2005, the Company had $9,396 and $15,505, respectively, of short-term debt outstanding under unsecured foreign lines of credit. As of January 31, 2006, the weighted average interest rate on foreign short-term borrowings was 10.5%. Certain foreign subsidiaries had unused available lines of credit for working capital, discounting trade acceptances and issuing bank guaranties of approximately $67,700 as of January 31, 2006; however, the terms of the Company's senior credit facility and senior subordinated notes limit additional amounts which could be borrowed under such foreign credit facilities.

(11) Long-Term Obligations

Long-term obligations represent long-term debt and capital lease obligations as follows at January 31, 2006 and 2005:

	January 31, 2006	2005
Senior credit facility[a]	**$ —**	—
Floating rate senior notes[b]	**121,520**	130,350
8⅞% senior subordinated notes[b]	**174,925**	205,000
Other obligations[c]	**1,348**	2,773
Capital lease obligations[d]	**39**	718
	297,832	338,841
Less current installments	**(1,048)**	(1,792)
	$296,784	337,049

(a) Senior Credit Facility

The Company's Senior Credit Facility consists of a multi-currency revolving credit facility allocated to Samsonite Corporation and Samsonite Europe N.V. in the amounts of $35,000 and €22,026 ($26,766 as of January 31, 2006), respectively. The revolving credit facility matures on July 31, 2007.

The U.S. portion of the revolving credit facility is a borrowing base facility under which borrowings are limited to a percentage of eligible U.S. inventory and accounts receivable up to a maximum of $35,000. At January 31, 2006, $35,000 of this portion of the facility was available for borrowing; the Company had $4,595 of letters of credit outstanding under the U.S. portion of the revolving credit facility which reduced the net availability on the U.S. facility to $30,405. Borrowing availability under the European portion of the revolving credit facility is determined monthly based upon a ratio of European debt to European earnings before interest, taxes, depreciation and amortization. At January 31, 2006, the entire European facility was available.

Borrowings under the revolving credit facility accrue interest at rates adjusted periodically depending on the Company's financial performance as measured each fiscal quarter and interest rate market conditions. Additionally, the Company is required to pay a commitment fee of from 0.25% to 0.50% (depending on the Company's financial performance) on the unused portion of the revolving credit facility.

The obligations under the U.S. portion of the revolving credit facility are secured by, among other things, the Company's domestic real and personal property, guaranties from certain of its domestic subsidiaries, pledges of 100% of the capital stock of certain of its domestic subsidiaries, pledges of 66% of the capital stock of certain of its foreign subsidiaries and the personal property of certain of its domestic subsidiaries. The obligations under the European portion of the revolving credit facility are secured by, among other things, the collateral and guaranties securing the U.S. portion of the revolving credit facility and pledges of 100% of the capital stock of the Company's European affiliates, S.C. Denmark ApS and SC International Holdings C.V.

Dollars and Euros in thousands, except per share amounts

The revolving credit facility contains financial and other covenants that, among other things, limit the Company's ability to draw down the full amount of the revolving credit facility, engage in transactions with its affiliates, make acquisitions, participate in certain mergers, or make distributions or cash dividend payments to its equity holders or with respect to its subordinated debt. The Company was in compliance with such covenants as of January 31, 2006.

(b) Senior Notes and Senior Subordinated Notes

The floating rate senior notes have a principal amount of €100.0 million ($121,520 at January 31, 2006) and are due June 1, 2010. Interest is payable quarterly on March 1, June 1, September 1 and December 1 of each year at Euribor plus 4.375%. At January 31, 2006, interest was payable on the floating senior rate notes at 6.848%. The notes are redeemable on or after June 1, 2006 at redemption prices ranging from 102.0% to 100.0% of the principal amount depending on the redemption date, plus accrued interest. Upon a change of control of the Company as defined in the indenture, the Company must make an offer to redeem the notes at 101.0% of the principal amount, plus accrued interest. The floating rate notes are unsecured and rank equally with all existing and future senior debt.

The 8⅞% senior subordinated notes are due June 1, 2011. Interest is payable semi-annually on June 1 and December 1 of each year. The 8⅞% notes are redeemable on or after June 1, 2008 at redemption prices ranging from 104.438% to 100.0% of the principal amount depending on the redemption date, plus accrued interest. Upon a change of control as defined in the indenture, the Company must make an offer to redeem the notes at 101.0% of the principal amount, plus accrued interest. The 8⅞% notes are unsecured and rank subordinate to existing and future senior debt, including indebtedness under the senior credit facility, and rank equally with existing and future senior subordinated debt.

The indentures under which the floating rate senior notes and the 8⅞% senior subordinated notes were issued contain covenants that, among other things, restrict the ability of the Company and its restricted subsidiaries (as defined in the indenture) to incur indebtedness, pay dividends and make certain other distributions, issue capital stock, make investments, repurchase stock, create liens, enter into transactions with affiliates, create dividend or other payment restrictions affecting restricted subsidiaries, merge or consolidate, and transfer or sell assets. The Company was in compliance with such covenants as of January 31, 2006.

(c) Other Obligations

As of January 31, 2006, other obligations consist of various notes payable to banks by foreign subsidiaries. The obligations bear interest at varying rates and mature through 2006.

(d) Leases and Debt Maturities

Future minimum payments under non-cancelable capital leases, which relate primarily to property and equipment, and non-cancelable operating leases, primarily for retail floor space rental, at January 31, 2006 were as follows:

	Capital leases	Operating leases
Year ending January 31:		
2007	$34	22,565
2008	6	14,759
2009	—	9,956
2010	—	7,136
2011	—	5,299
Thereafter	—	9,822
Total minimum lease payments	40	69,537
Less amount representing interest	(1)	
Present value of net minimum capital lease payments	39	
Less current installments of minimum capital lease payments	(23)	
Long-term obligations under capital leases, excluding current installments	$16	

Rental expense under cancelable and non-cancelable operating leases consisted of the following:

	Year ended January 31,		
	2006	2005	2004
Minimum rentals	**$27,402**	25,727	20,116
Contingent rentals	**839**	767	647
	$28,241	26,494	20,763

Aggregate maturities of long-term obligations, including capital leases, at January 31, 2006 were as follows:

Year ending January 31:	
2007	$ 1,048
2008	274
2009	65
2010	—
2011	121,520
Beyond	174,925
Total	$297,832

The Company's lease obligations primarily consist of non-cancelable leases of office, warehouse and retail store space and equipment. Certain of the leases are renewable at the Company's option. Certain of the leases provide for additional rent payments based on a percentage of sales. Certain of the leases also contain rent escalation clauses that require additional rents in later years of the lease term, which are recognized on a straight-line basis over the lease term.

(12) Other Long-Term Liabilities

Other long-term liabilities consisted of the following at January 31, 2006 and 2005:

	January 31, 2006	2005
Pension benefits under defined benefit plans	**$54,646**	42,414
U.S. post-retirement health plan	**19,567**	19,642
Accrued stock compensation	**4,312**	2,822
Other	**8,437**	7,853
	$86,962	72,731

(13) Stock Options and Stock Purchase Warrants

The Company's equity compensation plans described below have been approved by the Company's security holders.

1995 and 1999 Stock Option and Incentive Award Plans

The 1995 Stock Option and Incentive Award Plan (as Amended in 1996) ("the 1995 Plan") reserves 2,550,000 shares for the issuance of options as determined by the compensation committee of the Board of Directors, but pursuant to its terms no further options may be granted under such plan after October 18, 2005. The 1995 Plan provides for the issuance of a variety of awards, including tax qualified incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock awards or other forms of awards consistent with the purposes of the 1995 Plan. Incentive stock options must be issued at exercise prices no less than the market value of the common stock at the date of the grant. Nonqualified stock options may be granted at option prices at or below the market value, but not at less than 50% of the market value of the common stock at the date of the grant. Options granted under the 1995 Plan may vest over a period of not more than ten years as determined by the compensation committee. At January 31, 2006, all awards under the 1995 Plan were nonqualified stock options.

The FY 1999 Stock Option and Incentive Award Plan (the "1999 Plan") has 95 million shares reserved for the issuance of a variety of awards, including tax qualified incentive stock options, nonqualified stock options and shares issued under deferred compensation plans, stock appreciation rights, restricted stock awards or other forms of awards consistent with the purposes of the 1999 Plan. As of January 31, 2006, awards under the 1999 Plan were for either nonqualified stock options or for deferred compensation arrangements.

The Company has issued different types of stock-based compensation awards including in-the-money options, at-the-money options, and deferred compensation awards payable in shares of common stock or cash at the Company's discretion. The vesting of certain of the options was subject to performance criteria, all of which have been satisfied. Stock options granted at fixed in-the-money or at-the-money strike prices and options with performance criteria that have been satisfied, are accounted for by recognizing their intrinsic value as stock compensation expense and crediting additional paid-in capital over the vesting period of the options. Stock options with performance criteria were accounted for as variable awards with the intrinsic value measured based on the current market price for the Company's common stock each reporting period and recognized over the vesting period as stock compensation expense and additional paid-in capital. The intrinsic value of the deferred compensation awards varies based on the current market value of the Company's common stock; therefore, these awards are accounted for as variable awards with the intrinsic value measured based on the current market price for the Company's common stock each reporting period and recognized over the vesting period as compensation expense and accrued liabilities because the awards may be payable in cash or the Company's common stock, at the Company's discretion.

Compensation expense related to stock options and deferred compensation awards of $5,497 and $4,031 was recognized for the year ended January 31, 2006 and 2005, respectively. Amounts credited to additional paid-in capital and accrued liabilities were $4,007 and $1,490, and $1,209 and $2,822, respectively, during the years ended January 31, 2006 and 2005, respectively. At January 31, 2006, the Company has unrecognized fixed compensation expense related to stock options of $2,958 and unrecognized compensation related to deferred compensation awards of up to $2,051.

Dollars and Euros in thousands, except per share amounts

Stock Option Summary

A summary of stock option award activity follows:

	Year ended January 31, 2006		2005		2004	
	Shares	**Weighted-Average Exercise Price**	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	**55,242,713**	**$0.66**	1,738,300	$6.35	1,824,952	$6.44
Granted	**39,600,000**	**$0.57**	54,000,000	$0.53	—	$ —
Exercised	**—**	**$ —**	—	$ —	—	$ —
Cancelled	**(24,866,955)**	**$0.60**	(495,587)	$6.36	(86,652)	$7.31
Outstanding at end of year	**69,975,758**	**$0.69**	55,242,713	$0.66	1,738,300	$6.35
Options exercisable at end of year	**10,744,508**	**$1.07**	995,013	$6.46	1,105,657	$6.89
Weighted-average fair value of options granted during the year	**$0.355**		$0.321		$—	

The following table summarizes information about stock options outstanding at January 31, 2006:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$0.525–$ 0.70	69,015,000	8.7 years	$0.62	9,915,000	$0.64
$ 2.62–$10.00	960,758	3.2 years	$6.23	829,508	$6.27

Stock Warrants Outstanding

As of January 31, 2006 the Company has warrants outstanding to purchase approximately 15,515,892 shares of common stock at an exercise price of $0.75 per share expiring on July 31, 2013 (see Note 3(b)). Also outstanding are warrants to purchase 828,356 shares of common stock at an exercise price of $13.02 per share, which are exercisable until June 2010.

(14) Income Taxes

The Company has operations in numerous countries and its tax provision involves many complex variables, including differing tax structures from country to country and the effect of international earnings on U.S. taxation.

Income tax expense (benefit) attributable to income (loss) from operations consists of:

	Current	Deferred	Total
Year ended January 31, 2006:			
U.S. federal	**$ 634**	**(1,118)**	**(484)**
Foreign	**18,002**	**(641)**	**17,361**
U.S. state and local	**(643)**	**282**	**(361)**
	$ 17,993	**(1,477)**	**16,516**
Year ended January 31, 2005 (restated):			
U.S. federal	$ —	629	629
Foreign	13,869	(875)	12,994
U.S. state and local	9	20	29
	$13,878	(226)	13,652
Year ended January 31, 2004 (restated):			
U.S. federal	$ —	2,548	2,548
Foreign	12,470	(2,039)	10,431
U.S. state and local	—	(1,744)	(1,744)
	$12,470	(1,235)	11,235

Components of income (loss) from operations before income taxes and minority interest are as follows:

	Year ended January 31,		
	2006	2005	2004
United States	**$ (3,869)**	(28,671)	(13,046)
Other countries	**38,588**	36,146	29,580
Total	**$34,719**	7,475	16,534

Income tax expense (benefit) attributable to income (loss) before income taxes and minority interest differed from the amounts computed by applying the U.S. federal income tax rate of 35% for fiscal 2006, 2005 and 2004 as a result of the following:

	Year ended January 31,		
	2006	2005	2004
		(restated)	(restated)
Computed "expected" tax expense	**$12,152**	2,616	5,787
Increase (decrease) in taxes resulting from:			
Tax rate differential on foreign earnings	**(3,485)**	3,956	4,419
Tax effect of foreign dividends	**301**	—	2,260
Tax effect of subpart F income	**6,872**	4,482	3,691
Foreign tax on U.S. income	**(410)**	(534)	(497)
Valuation reserve adjustment	**188**	3,081	(3,847)
State taxes	**693**	(493)	(182)
Adjustment of reserves related to prior years' tax provision	**(652)**	—	—
Non-deductible stock compensation	**1,058**	265	—
Other, net	**(201)**	279	(396)
Income tax expense	**$16,516**	13,652	11,235

The tax effects of temporary differences that give rise to significant portions of the net deferred tax liability are presented below:

	January 31,	
	2006	2005
		(restated)
Deferred tax assets:		
Allowance for doubtful accounts	**$ 2,083**	2,503
Inventory	**2,251**	2,985
Other accruals and reserves	**14,552**	12,338
Plant, equipment and intangibles	**8,204**	8,161
Post-retirement benefits	**7,539**	7,530
Pension	**20,061**	15,070
Net operating loss and minimum tax credit carryforwards	**64,097**	68,420
Total gross deferred tax assets	**118,787**	117,007
Less valuation allowance	**(86,170)**	(82,337)
Deferred tax assets, net of valuation allowance	**32,617**	34,670
Deferred tax liabilities:		
Plant, equipment and intangibles due to fresh start accounting	**28,060**	32,039
Plant and equipment, due to differences in depreciation methods	**7,883**	9,264
Intangible assets	**6,366**	5,620
Other	**4,290**	3,500
Total gross deferred tax liabilities	**46,599**	50,423
Net deferred tax liability	**$ 13,982**	15,753

The components of the net current deferred tax asset and net non-current deferred tax liability were as follows:

	January 31,	
	2006	2005
		(restated)
Net current deferred tax asset:		
U.S. federal	**$ 2,345**	2,091
Foreign	**5,892**	7,740
U.S. state and local	**415**	209
	8,652	10,040
Net non-current deferred tax asset:		
U.S. federal	—	—
Foreign	**263**	174
U.S. state and local	—	—
	263	174
Net non-current deferred tax liability:		
U.S. federal	**(7,774)**	(8,639)
Foreign	**(13,771)**	(16,464)
U.S. state and local	**(1,352)**	(864)
	(22,897)	(25,967)
Net deferred tax liability	**$(13,982)**	(15,753)

Dollars and Euros in thousands, except per share amounts

Valuation allowance. The valuation allowance increased by a net amount of $3,833 during the year ended January 31, 2006. The increase was due primarily to two factors, foreign valuation allowances increased by $7,341, and U.S. valuation allowances decreased by $3,508. In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

At January 31, 2006, the Company had net operating loss carryforwards of approximately $18,099 for foreign subsidiaries and approximately $136,547 for U.S. income tax purposes. U.S. net operating loss carryforwards expire at various dates through 2025 in accordance with the table below. In fiscal 2000 and in fiscal 2004, the Company experienced a change in ownership as defined by Section 382 of the Internal Revenue Code. Consequently, utilization of the net operating loss carryforwards is generally subject to an annual limitation of approximately $13,889, as adjusted for unused annual limitations. The U.S. net operating loss carryforwards expire as follows:

Expiring January 31,	Amount
2019	$ 5,994
2020	32,918
2022	44,827
2023	19,272
2024	22,267
2025	11,269
	$136,547

Deferred income taxes have been provided on undistributed earnings of foreign subsidiaries to the extent that management plans to remit these earnings in the future. Undistributed earnings of foreign subsidiaries and affiliates that are permanently invested, and for which no deferred taxes have been provided, amounted to approximately $16,700 and $7,082 as of January 31, 2006 and 2005, respectively. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable; however, net operating losses or tax credits may be available to reduce a portion of the U.S. liability.

(15) Pension and Other Employee Benefits

The Company and certain subsidiaries have pension plans and post-retirement health benefit plans which provide retirement benefits for eligible employees, generally measured by length of service, compensation and other factors. The measurement date for the Company's pension and post-retirement plan accounting is December 31. The following tables provide combined information relevant to the Company's pension and other employee benefit plans:

	Pension Benefits		Post-Retirement Benefits	
	Year Ended January 31,			
	2006	2005	**2006**	2005
Change in Benefit Obligation				
Benefit obligation at beginning of year	**$224,522**	206,024	**15,367**	14,905
Service cost	**1,769**	1,572	**470**	404
Interest cost	**12,482**	12,389	**853**	853
Plan participants' contributions	**—**	—	**1,141**	1,030
Amendments	**—**	—	**—**	56
Actuarial (gain)/loss	**7,590**	21,349	**1,047**	(325)
Benefits paid	**(16,946)**	(16,814)	**(2,011)**	(1,571)
Translation adjustment	**67**	2	**8**	15
Benefit obligations at end of year	**$229,484**	224,522	**16,875**	15,367

	Pension Benefits		Post-Retirement Benefits	
	Year Ended January 31,			
	2006	2005	**2006**	2005
Change in Plan Assets				
Fair value of plan assets at beginning of year	**$177,061**	178,875	**—**	—
Actual return on plan assets	**6,680**	14,986	**—**	—
Employer contributions	**237**	228	**870**	541
Plan participants' contributions	**—**	—	**1,141**	1,030
Mexican plan termination	**—**	(215)	**—**	—
Translation adjustment	**59**	1	**—**	—
Benefits paid	**(16,946)**	(16,814)	**(2,011)**	(1,571)
Fair value of plan assets at end of year	**167,091**	177,061	**—**	—
Funded status	**(62,393)**	(47,461)	**(16,875)**	(15,367)
Unrecognized net obligation loss	**72**	73	**—**	—
Unrecognized net actuarial (gain) loss	**56,481**	47,046	**(1,585)**	(2,902)
Unrecognized prior service cost (credit)	**1,632**	1,897	**(1,107)**	(1,373)
Contribution made between measurement date and fiscal year end	**2,500**	—	**—**	—
Prepaid (accrued) benefit cost	**(1,708)**	1,555	**(19,567)**	(19,642)
Minimum liability adjustments	**(52,938)**	(43,969)	**—**	—
Net amount recognized	**$ (54,646)**	(42,414)	**(19,567)**	(19,642)
Weighted-average assumptions used to determine benefit obligations				
Discount rate	**5.5%**	5.75%	**5.5%**	5.75%
Rate of compensation increase	**3.5%**	3.5%	**N/A**	N/A
Weighted-average assumptions used to determine net periodic benefit cost				
Discount rate	**5.75%**	6.25%	**5.75%**	6.25%
Expected long term rate of return on assets	**8.25%**	8.25%	**N/A**	N/A
Rate of compensation increase	**3.5%**	3.5%	**N/A**	N/A

For post-retirement benefit measurement purposes, a 10.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for fiscal 2006. The rate was assumed to decrease gradually to 5.0% for fiscal 2010 and remain at that level thereafter.

	Pension Benefits		Post-Retirement Benefits	
	Year Ended January 31,			
	2006	2005	**2006**	2005
Components of Net Periodic Benefit Costs				
Service cost	**$ 1,769**	1,572	**470**	404
Interest cost	**12,482**	12,389	**853**	853
Expected return on plan assets	**(13,395)**	(14,081)	**—**	—
Amortization of prior service cost	**267**	270	**(270)**	(270)
Recognized net actuarial (gain) loss	**4,866**	2,567	**(273)**	(318)
Total net periodic benefit cost	**$ 5,989**	2,717	**780**	669

Dollars and Euros in thousands, except per share amounts

Assumed health care cost trend rates have a significant effect on the amounts reported for the post-retirement health care plans. A one-percentage point change in assumed health care cost trend rates would have the following effects on January 31, 2006 amounts:

	1% Point Increase	1% Point Decrease
Effect on total of service and interest cost components	$ 179	(145)
Effect on post-retirement benefit obligation	$2,030	(1,668)

The estimated accumulated benefit obligation (the actuarial present value of benefits attributed to employee service and compensation levels prior to the measurement date without considering future compensation levels), commonly referred to as the "ABO", exceeded the fair value of plan assets at December 31, 2005, 2004 and 2003 by $56,907, $42,170 and $21,994, respectively. The result of this increase (decrease) in the ABO was a charge (credit) to other comprehensive income (loss) of $9,233, $17,771 and $(7,004), for the years ended January 31, 2006, 2005 and 2004, respectively. Because these adjustments were non-cash, their effect has been excluded from the accompanying Consolidated Statements of Cash Flows.

For pension plans with accumulated obligations in excess of plan assets at January 31, 2006, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets were $228,058, $222,770 and $165,840, and $223,224, $218,105 and $175,911, as of January 31, 2006 and 2005, respectively.

For pension plans with assets in excess of accumulated obligations at January 31, 2006, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets were $1,426, $1,227 and $1,250, and $1,298, $1,126 and $1,150, as of January 31, 2006 and 2005, respectively.

The plan assets were invested in the following major asset categories:

	Percentage of Plan Assets at December 31, 2005	Percentage of Plan Assets at December 31, 2004	Target Allocation for fiscal year 2007
Equity			
Securities	67%	72%	60–70%
Fixed Income	33%	28%	30–40%
Total	100%	100%	100%

The asset allocation targets are set with the expectation that the plan's assets will fund the plan's expected liabilities with an appropriate level of risk. Expected returns, risk and correlation among asset classes are based on historical data and investment advisor input.

The Company does not expect it will be required to contribute to its funded pension plans in fiscal 2007. The Company expects to make approximately $1,000 of benefit payments attributable to its unfunded post-retirement benefit plans during fiscal year 2007.

The Company sponsors defined contribution plans, qualified under Section 401(k) of the Internal Revenue Code, which are offered to certain groups of U.S. employees. Expense related to operations of these plans was $484, $589 and $596 for the years ended January 31, 2006, 2005 and 2004, respectively. The plans do not have significant liabilities other than benefit obligations.

The pension and post-retirement benefits expected to be paid in each year from fiscal 2007–2011 are $18,637, $17,373, $17,347, $17,258 and $17,231, respectively. The aggregate benefits expected to be paid in the five years from 2012–2016 are $88,076. The expected benefits to be paid are based on the same assumptions used to measure the Company's benefit obligation at December 31, 2005 and include estimated future employee service.

(16) Disclosures About Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents, Trade Receivables, Accounts Payable, Short-Term Debt, and Accrued Expenses

The carrying amount approximates fair value because of the short maturity or duration of these instruments.

Senior Subordinated Notes

The Company estimates that the fair value of the 8⅞% Notes at January 31, 2006 approximates $184,983 based on inter-dealer transactions which were priced at approximately $105.75 per $100.00 of principal.

Senior Notes, Senior Credit Facility and Other Long-Term Obligations

The carrying value approximates the fair value of these instruments, which primarily have floating interest rates that are fixed for periods not exceeding six months.

Foreign Currency Forward Delivery Contracts
The fair value of foreign currency forward delivery contracts is estimated by reference to market quotations received from banks. At January 31, 2006 and 2005, the contract value of foreign currency forward delivery agreements outstanding was approximately $34,155 and $132,970, respectively. The settlement value of these instruments at that date was approximately $35,122 and $129,799, respectively.

Limitations
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(17) Litigation, Commitments and Contingencies

Litigation
The Company is a party to legal proceedings and claims in the ordinary course of its business. The Company believes that the outcome of these matters will not have a material adverse effect on its consolidated financial position, results of operations or liquidity.

Union Agreements
Union membership in the Company's European manufacturing plants varies from country to country and is not officially known. However, it is probable that most of the workers are affiliated with a union. Most European union contracts have a one-year term. In the United States, approximately 100 employees are unionized under a contract renewed every three years and which was last renewed April 2005.

Agreement with Pension Benefit Guaranty Corporation ("PBGC")
In connection with the recapitalization referred to in Note 3, the Company entered into an agreement with the PBGC granting them an equal and ratable lien in the pledged assets under the Senior Credit Facility along with the lender under the Senior Credit Facility in the amount of $17,300. If the Company were to refinance its senior credit facility in the future and increase the size of the facility, the agreement requires that the PBGC lien be increased by an amount determined under a formula considering the amount of the Company's unfunded pension liability under the Plan and the amount of the increase in the size of the facility. Other provisions of the agreement restrict the transfers of assets outside of the ordinary course of business and the maintenance of certain funding amounts of the Plan; the Company is in compliance with these requirements at January 31, 2006.

The agreement will expire upon (a) the Company obtaining investment grade status on its senior unsecured debt, (b) the date the Plan has no unfunded benefit liabilities for two consecutive plan years, (c) the date on which the Company becomes part of a controlled group whose debt has investment grade status, or (d) the date the Plan is successfully terminated, but in the case of (a) or (b), no earlier than December 31, 2008.

(18) Other Income (Expense)—Net

Other income (expense)—net consisted of the following:

	Year ended January 31,		
	2006	2005	2004
Net gain (loss) from foreign currency forward delivery contracts	**$ 1,239**	387	(514)
Gain (loss) on disposition of fixed assets, net	**(128)**	819	(107)
Foreign currency transaction gains (losses)[a]	**(507)**	525	2,035
Pension expense[b]	**(2,813)**	(2,780)	(1,781)
Redemption premium and expenses on retirement of senior subordinated notes	**(2,670)**	(17,767)	(5,836)
Due diligence costs for uncompleted potential acquisitions	**(2,821)**	(671)	—
Other, net	**(2,172)**	(4,116)	(1,821)
	$(9,872)	(23,603)	(8,024)

(a) Foreign currency transaction gains (losses) include gains or losses on intercompany advances. Foreign currency gains (losses) incurred on operational transactions are recorded in cost of sales or general and administrative expense.

(b) Pension expense included in other income and expense relates to the actuarial determined pension expense associated with the pension plans of two companies unrelated to the Company's operations whose pension obligations were assumed by the Company as a result of a 1993 agreement with the Pension Benefit Guaranty Corporation. The plans were part of a controlled group of corporations of which the Company was a part prior to 1993.

Dollars and Euros in thousands, except per share amounts

(19) Quarterly Financial Information (Unaudited)

The following is a summary of the unaudited quarterly financial information as originally reported and as restated (see Note 2):

	Three months ended		
	April 30, 2005	July 31, 2005	October 31, 2005
	(As originally reported)		
Net sales	$232,358	236,540	248,686
Gross profit	$111,044	115,500	120,614
Operating income	$ 22,158	18,042	6,919
Net income (loss)	$ 7,293	2,115	(3,250)
Net income (loss) to common stockholders	$ 3,691	(1,552)	(6,822)
Net income (loss) per share attributable to common stockholders—basic	$ 0.02	(0.01)	(0.03)
Net income (loss) per share attributable to common stockholders—diluted	$ 0.01	(0.01)	(0.03)

	Three months ended			
	April 30, 2005	July 31, 2005	October 31, 2005	**January 31, 2006**
	(restated)	(restated)	(restated)	
Net sales	$232,358	236,540	248,686	**249,302**
Gross profit	$111,044	115,500	120,614	**123,223**
Operating income	$ 22,158	18,042	6,919	**25,916**
Net income (loss)	$ 7,502	2,324	(3,041)	**6,536**
Net income (loss) to common stockholders	$ 3,900	(1,343)	(6,613)	**2,542**
Net income (loss) per share attributable to common stockholders—basic	$ 0.02	(0.01)	(0.03)	**0.01**
Net income (loss) per share attributable to common stockholders—diluted	$ 0.01	(0.01)	(0.03)	**—***

**Less than $0.01 per share*

	Three months ended			
	April 30, 2004	July 31, 2004	October 31, 2004	January 31, 2005
	(As originally reported)			
Net sales	$200,428	224,834	234,128	243,506
Gross profit	$ 91,556	104,316	107,640	113,502
Operating income	$ 6,757	14,032	21,978	22,968
Net income (loss)	$ (3,725)	(18,344)	6,170	6,850
Net income (loss) to common stockholders	$ (7,055)	(21,702)	2,707	3,318
Net income (loss) per share attributable to common stockholders—basic	$ (0.03)	(0.10)	0.01	0.01
Net income (loss) per share attributable to common stockholders—diluted	$ (0.03)	(0.10)	0.01	—*

**Less than $0.01 per share*

	Three months ended			
	April 30, 2004	July 31, 2004	October 31, 2004	January 31, 2005
	(restated)	(restated)	(restated)	(restated)
Net sales	$200,428	224,834	234,128	243,506
Gross profit	$ 91,556	104,316	107,640	113,502
Operating income	$ 6,757	14,032	21,978	22,968
Net income (loss)	$ (3,887)	(18,506)	6,008	6,687
Net income (loss) to common stockholders	$ (7,217)	(21,864)	2,545	3,155
Net income (loss) per share attributable to common stockholders—basic	$ (0.03)	(0.10)	0.01	0.01
Net income (loss) per share attributable to common stockholders—diluted	$ (0.03)	(0.10)	0.01	—*

**Less than $0.01 per share*

As described in Note 2, the Company has restated its financial statements for the years ended January 31, 2005 and 2004 for the effect of an error in the calculation of the deferred tax valuation allowance. The tables above summarize restated quarterly information for the first three quarters of fiscal 2006 and each of the four quarters during fiscal 2005. The effect of the restatement was to increase income tax expense, decrease net income or increase net loss, and decrease net income to common stockholders or increase net loss to common stockholders by $209 for each of the quarters ended April 30, 2005, July 31, 2005 and October 31, 2005 and by $162 for each of the quarters ended April 30, 2004, July 31, 2004, October 31, 2004 and January 31, 2005.

Certain reclassifications were made to the unaudited quarterly financial information to conform to the January 31, 2006 presentation. Such reclassifications include minor amounts of foreign currency transaction gains (losses) related to operating activities from other income (expense) to cost of sales or general and administrative expenses for the three months ended July 31, 2005 and April 30, 2005 and each of the fiscal 2005 quarters.

(20) Information Concerning Business Segments

The Company's operations consist of the manufacture and distribution of luggage, business and computer cases, outdoor casual bags, and travel-related products and licensing of the Company's brand names. Management of the business and evaluation of operating results is organized primarily along geographic lines dividing responsibility for the Company's operations as follows: (i) "Europe" which includes operations in Western and Eastern European countries; (ii) "North America", which includes operations in the United States and Canada; (iii) "Latin America", which includes operations in Mexico, Brazil, Argentina and Uruguay; (iv) "Asia", which includes operations in India, China, Singapore, South Korea, Taiwan, Malaysia and Japan; and (v) "Other" which primarily includes certain licensing activities from luggage and non-luggage brand names owned by the Company and Corporate headquarters overhead.

Dollars and Euros in thousands, except per share amounts

The Company evaluates the performance of its segments based on operating income of the respective business units. Intersegment sales prices are market based. Certain reclassifications were made to the prior periods to conform to the January 31, 2006 presentation.

Segment information for the years ended January 31, 2006, 2005 and 2004 is as follows:

	Europe	North America	Latin America	Asia	Corporate and Other[b]	Eliminations	Totals
2006							
Revenues from external customers	**$ 417,434**	**363,922**	**41,829**	**127,708**	**15,993**	**—**	**966,886**
Intersegment revenues	**$ 2,805**	**97**	**—**	**15,857**	**—**	**(18,759)**	**—**
Operating income (loss)[a]	**$ 43,176**	**28,725**	**4,502**	**18,377**	**(21,646)**	**(99)**	**73,035**
Total assets	**$ 246,461**	**99,706**	**32,464**	**65,105**	**279,972**	**(156,457)**	**567,251**
Capital expenditures	**$ 7,743**	**4,456**	**330**	**4,769**	**5,846**	**—**	**23,144**
Additions to goodwill and intangibles	**$ —**	**—**	**—**	**—**	**—**	**—**	**—**
Depreciation, amortization and impairment of intangible assets	**$ 10,584**	**3,846**	**340**	**2,382**	**767**	**—**	**17,919**
2005							
Revenues from external customers	$406,032	342,985	36,092	99,015	18,772	—	902,896
Intersegment revenues	$ 2,398	204	—	8,867	—	(11,469)	—
Operating income (loss)[a]	$ 42,991	16,874	2,001	16,290	(12,643)	222	65,735
Total assets	$264,795	107,739	30,842	46,444	268,720	(155,457)	563,083
Capital expenditures	$ 6,848	2,735	329	2,572	—	—	12,484
Additions to goodwill and intangibles	$ 62	—	—	378	—	—	440
Depreciation, amortization and impairment of intangible assets	$ 12,485	3,584	271	1,900	3,945	—	22,185
2004							
Revenues from external customers	$346,090	306,572	29,510	74,148	20,131	—	776,451
Intersegment revenues	$ 4,618	222	—	6,758	—	(11,598)	—
Operating income[a]	$ 37,080	12,505	1,659	13,905	2,467	74	67,690
Total assets	$230,500	108,014	25,671	40,265	257,097	(159,659)	501,888
Capital expenditures	$ 8,510	3,255	181	891	—	—	12,837
Additions to goodwill and intangibles	$ —	—	—	—	—	—	—
Depreciation, amortization and impairment of intangible assets	$ 11,207	3,942	346	1,707	3,324	—	20,526

(a) Operating income (loss) represents net sales less operating expenses. In computing operating income (loss) none of the following items have been added or deducted: interest income, interest expense, other income (expense)—net, income taxes and minority interest.

(b) Other Operations includes general corporate expenses.

Long-lived assets relating to the Company's operations by geographic area is as follows:

	January 31, 2006	2005
Property, plant and equipment, net of accumulated depreciation:		
North America	**$17,085**	11,976
Europe	**48,127**	62,899
Asia	**12,097**	9,565
Latin America	**3,411**	3,320
Corporate and Other	**8,380**	11,050
	$89,100	98,810

	January 31, 2006	2005
Tradenames and other intangible assets, net of accumulated amortization:		
Corporate and Other	**$89,573**	88,360
Asia	**1,159**	1,497
Europe	**405**	602
North America	**357**	357
Latin America	**164**	—
	$91,658	90,816

Included in Corporate and Other are the amounts recorded for goodwill, patents and trademarks related to Samsonite, American Tourister, and various apparel tradenames owned by the Company.

(21) Related Party Transactions

The Company has entered into advisory agreements with its major stockholders, Ares Corporate Opportunities Fund, L.P., Bain Capital, Ltd., and an affiliate of Ontario Teacher's Pension Plan Board. The agreements provide that the Company will pay each of these three parties an advisory fee of $500 per year for five years beginning July 31, 2003.

The Company's Indian subsidiary, Samsonite Southeast Asia Pvt. Ltd., purchases raw materials from and sells certain raw materials to Tainwala Chemicals and Plastics India Ltd. ("Tainwala"). Tainwala is managed and controlled by the family of Dr. Ramesh Tainwala, the Chief Operating Officer of Samsonite Southeast Asia. Dr. Tainwala and his family own a 40% stake in the Company's Indian subsidiary. The Company purchased raw materials and capital goods from Tainwala in the amounts of $2,086, $454 and $28 during the years ended January 31, 2006, 2005 and 2004 respectively. The Company sold raw materials to Tainwala in the amounts of $932, $145 and $10 during the fiscal years ended January 31, 2006, 2005 and 2004, respectively. In addition, approximately $82, $80 and $58 was paid to entities owned by Dr. Tainwala and his family, for office space rent during the years ended January 31, 2006, 2005 and 2004, respectively.

Board of Directors and Executives

Marcello Bottoli
President and Chief Executive Officer, Samsonite Corporation.
Director since 2005.

Melissa Wong Bethell
Principal, Bain Capital, Ltd.
Director since 2005.

Charles J. Philippin
Principal, GarMark Advisors.
Director since 2003.

Ferdinando Grimaldi Quartieri
Managing Director, Bain Capital, Ltd.
Director since 2003.

Antony P. Ressler
Managing Partner, Ares Management LLC.
Director since 2003.

Jeffrey B. Schwartz
Vice President, Ares Management LLC.
Director since 2005.

Lee Sienna
Vice President, Ontario Teachers' Pension Plan Board.
Director since 2003.

Donald L. Triggs
Past President and Chief Executive Officer, Vincor International, Inc.
Director since 2003.

Richard T. Warner
Partner, Hemisphere One.
Director since 2003.

Arne Borrey
President, Europe, Middle East and Africa regions

Shashi S. Dash
President, Asia Pacific region

Annick Desmecht
Chief Marketing Officer

Giuseppe Fremder
President, Samsonite Italy and Global Licensing In & Out

Thomas Korbas
President, Americas region

Quentin Mackay
Creative Director

Marc Matton
Chief Supply Officer

Deborah Rasin
Vice President—Legal, General Counsel and Assistant Secretary

Ramesh Tainwala
President, South Asia region

Richard H. Wiley
Chief Financial Officer, Treasurer and Secretary

Market for Registrant's Common Equity and Related Stockholder Matters

The Company's common stock, par value $.01 per share (the "Common Stock"), is traded by dealers using the OTC Bulletin Board under the symbol "SAMC.OB". The table below sets forth the high and low per share sale prices for the Common Stock for fiscal years 2005 and 2006 and through May 5, 2006 (as reported on the OTC Bulletin Board). The closing price of the common stock on the OTC Bulletin Board on May 5, 2006 was $1.13 per share.

	High	Low
Fiscal 2007		
February 1, 2006 through May 5, 2006	**$ 1.20**	**0.79**
Fiscal 2006		
Fiscal quarter ended:		
April 30, 2005	**$ 1.50**	**0.55**
July 31, 2005	**$ 1.04**	**0.75**
October 31, 2005	**$ 0.90**	**0.55**
January 31, 2006	**$ 0.95**	**0.58**
Fiscal 2005		
Fiscal quarter ended:		
April 30, 2004	$0.95	0.43
July 31, 2004	$1.70	0.70
October 31, 2004	$1.43	0.60
January 31, 2005	$0.96	0.71

As of May 5, 2006, the number of holders of record of our Common Stock was 320.

The Company has paid no dividends on its common stock for the past two fiscal years. All holders of shares of our Common Stock share ratably in any dividends declared by our Board of Directors. The payment of dividends is at the discretion of our Board of Directors and will depend upon, among other things, the Company's earnings, financial condition, capital requirements, extent of bank indebtedness and contractual restrictions with respect to the payment of dividends. The terms of our indebtedness, the certificate of designation for our convertible preferred stock, and the indentures for the senior floating rate notes and the 8⅞% senior subordinated notes currently contain provisions which limit our ability to pay dividends on our common stock.

Reconciliation of Net Income (Loss) to Common Stockholders to Adjusted EBITDA

	Year ended January 31,		
	2004	2005	**2006**
Net income (loss) to common stockholders	$(28,304)	(23,381)	**(1,510)**
Preferred stock dividends	31,055	13,683	**14,831**
Interest expense and amortization of debt issue costs	43,528	35,206	**30,496**
Interest income	(396)	(549)	**(2,052)**
Other (income) expense, net	8,024	23,603	**9,872**
Income tax expense	11,235	13,652	**16,516**
Minority interests in earnings of subsidiaries	2,548	3,521	**4,882**
Depreciation expense	17,948	18,971	**17,057**
Amortization and impairment of intangible assets	2,578	3,214	**862**
Asset impairment (recovery)	—	671	**5,450**
Accrued restructuring charges and other related expenses	4,426	9,031	**11,225**
ERP project expense	—	—	**6,102**
Stock compensation	—	4,031	**5,497**
Realized gain (loss) on foreign currency forward contracts	(1,618)	(230)	**2,216**
Adjusted EBITDA	$ 91,024	101,423	**121,444**

Samsonite Corporation
[illegible]200 East 45th Avenue
Denver, Colorado 80239-3018
Tel 303-373-2000
Fax 303-373-6300

Samsonite Ltd.
Samsonite House
[illegible] Mondial Way
Harlington
Hayes
Middlesex
UB3 5AR
United Kingdom
Tel 44 (0)20 8564 4200
Fax 44 (0)20 8564 6980

www.samsonite.com
www.samsoniteblacklabel.com

Gavin Anderson & Company
Tel 212-515-1900

Symbol: SAMC.OB

April 30, 2006: 227,159,626

KPMG LLP
707 Seventeenth Street
Suite 2300
Denver, Colorado 80202

Computershare Trust Company
250 Royall Street
Canton, Massachusetts 02021

Melissa Bethell
Marcello Bottoli
Charles J. Philippin
Ferdinando Grimaldi Quartieri
Antony P. Ressler
Jeffery Schwartz
Lee Sienna
Donald L. Triggs
Richard T. Warner

Marcello Bottoli—*President and Chief Executive Officer, Director*
Richard H. Wiley—*Chief Financial Officer, Treasurer and Secretary*
Deborah Rasin—*Vice President-Legal, General Counsel and Assistant Secretary*

Denver, Colorado
Mansfield, Massachusetts
Jacksonville, Florida
Mexico City, Mexico
Stratford, Canada
São Paulo, Brazil
Buenos Aires, Argentina
London, England
Oudenaarde, Belgium
Szekszárd, Hungary
Saltrio, Italy
Madrid, Spain
Nashik, India
Mumbai, India
Ningbo, China
Hong Kong, China
Singapore
Seoul, Korea
Taipei, Taiwan
Kuala Lumpur, Malaysia